INTERNAP
2004 ANNUAL REPORT


SEARCH ENGINES
E-COMMERCE
STREAMING VIDEO
MUSIC DOWNLOADS
SOFTWARE DOWNLOADS
ONLINE GAMING
VoIP
ONLINE RETAIL
STOCK TRADING

Internap is a market leader of intelligent route-control solutions that bring reliability, performance and security to the Internet. The Company's patented and patent-pending technologies address the inherent weaknesses of the Internet, enabling enterprises to take full advantage of the benefits of deploying business-critical applications such as e-commerce, Voice over IP (VoIP), video-conferencing, and streaming audio/video across the Internet. Through a portfolio of high-performance IP solutions, customers can bypass congestion points, overcome routing inefficiencies and optimize performance of their applications.

THE INTERNAP ADVANTAGE

Technology

- Route Control
- TCP/Application Delivery
- Caching

Data Center Services

- Colocation
- Security/VPN
- Managed Router

Expertise

- Professional Services
- Network Operations Center (NOC) Support

Technology

Our solutions provide clients with a suite of patented and patent-pending technologies designed to solve specific application challenges. These technologies can be managed on your premises, or fully managed within our data centers.

Data Center Services

Our data center services offer a fully redundant and reliable infrastructure for business-critical applications and access to our network-based optimization solutions.

Professional Services

Our Professional Services and Network Operations Center (NOC) Support teams deliver the technical knowledge and real-world experience that accelerate successful implementations of network optimization technologies and returns on investment. Leveraging best practices and field-tested methodologies, Internap Professional Services help companies reduce business and technical risks, while maximizing value and minimizing set-up cost and time.

INTERNAP INTERNET APPLICATIONS

The Internet continues to revolutionize commerce and everyday life in ways that were unheard of as recently as a few years ago. As a leading provider of Internet-based solutions, Internap plays a critical role in supporting our customers' web-enabled applications. The continued innovation and market acceptance of these and other new applications create a compelling scenario for our future and one upon which we are well positioned to capitalize.

VoIP

[illegible]

Jeffrey A. Citron,
Chairman and Chief
Executive Officer, Vonage

Time Magazine,
August 23, 2004

VoIP Though still not a household acronym, VoIP is on the precipice of becoming the next telecommunications phenomenon enabled by the Internet. The technology for home phone service via high-speed Internet has been tested for years and received widespread acceptance during 2004. By year-end, close to one million homes in the U.S. were using Net phones and industry research estimates that over the next three years the number will reach 17.5 million. The attraction of the technology is price, with monthly service currently about half that of traditional landline fees. The challenge for the technology, however, is voice quality and reliability as it moves over the public Internet. As a result, the need for the highest quality of Internet performance possible will be key – a need that Internap is ideally positioned to meet.



Let's Talk About 17.5 Million Homes by 2008*

*per industry data



Now Hear This:
200 Million Tracks Sold in 2007*

*per industry data

MUSIC DOWNLOADS

Music Downloads | Whether it rings on your cell phone, plays on your iPod™ or is stored on your laptop, your favorite music is now part of a digital world. 2004 was the year that the $30 billion-plus global music industry moved online in a big way. Driven in part by the soaring popularity of MP3 players and iPods, the number of music downloads in the U.S. and Europe multiplied 10 times 2003 levels to 200 million in 2004. More than 230 online music stores and an estimated 1 million tracks available online are fueling the digital music revolution. After years of combating music piracy and lagging sales, this revolution is a critical dynamic in restoring music industry momentum. Online sales of music, in fact, are projected to double in 2005 as music downloads become fully mainstream and music subscription services grow in popularity. The day of any music, in any form in anytime and place – is here. Rock on.

"...[Apple] can see a path that people will buy a billion tracks a year online... And that'll be 10% of the music that's sold today in the country, and then it will keep going from there."

Steve Jobs,
Founder and
Chief Executive Officer,
Apple Computer

Rolling Stone,
December 3, 2003

E-COMMERCE

"eBay's potential for growth is greater today than it has ever been."

Margaret Whitman
President,
Chief Executive Officer,
eBay

eBay Press Release
February 10, 2005

E-Commerce | If you want to visit a center of commerce today, simply log on to the Internet. Originally conceived as a communications medium, the Internet increasingly supports significant levels of business-critical commerce. According to the U.S. Department of Commerce, e-commerce shipments in the manufacturing sector and from merchant wholesalers account for over a trillion dollars annually. Online retailing and services, such as financial services and ticketing, comprise a far smaller segment of e-commerce, but are growing rapidly. In 2004, total retail sales were estimated to be $69 billion, up more than 23 percent over the prior year. Speed is one of the key performance factors driving retail commerce on the Web. As high-speed Internet penetration continues to grow, it is expected that the popularity of consumer products and services being only a click away will also continue to grow.

A Trillion Dollars of Trade and Growing*



*per industry data



A Billion Dollars Worth of Fun and Games*

*per industry data

ONLINE GAMING

Online Gaming Forget the Super Bowl, the World Series and the NBA Championship, the games that really matter for a virtual universe of fans are *World of Warcraft™*, *Half-Life™* and *Asheron's Call™* – just a few of the hundreds of titles that are driving the popularity of online gaming. Driven by the availability of broadband services and a growing demographic of video game players, online gaming is a billion dollar market today and growing rapidly. Some forecasts predict revenues as high as $4 billion by 2008. Though teenage boys are the stereotype of online gamers, numerous reports show that women, particularly over 40 years old, are among the most avid gamers. This growing segment of the market underscores why Forrester Research predicts that by 2007 one in four North American households will be playing games online.

"Interactive entertainment extends across a full spectrum of mediums, not as an afterthought, but by strategic design that begins with a comprehensive creative vision."

James Caparro
President, Chief Executive Officer and Director, Atari

Atari Press Release
March 4, 2005





Seattle
Chicago
Boston
Philadelphia
New York/Jersey City
Washington D. C.
San Francisco
Denver
Los Angeles
San Diego
Dallas
Houston
Atlanta
Mexico City
Caracas
São Paulo
Buenos Aires
Internap Service Point
Virtual Extension (VEX) Service Point
Internap Connectivity available via alliance partner

THE NEXT GENERATION IP COMPANY

Whether dialing your neighbor on the phone, dueling against gamers around the world, downloading your favorite song or purchasing gifts via your desktop, advanced Internet applications demand speed, reliability and security. This requires companies to optimize their network performance in order to capitalize on the Internet's potential for business-critical applications. Internap's suite of network- and premise-based solutions represents a comprehensive source for optimizing Internet performance.

Performance IP

Streaming video. Voice over IP. online trading -- all are complex, high-demand applications that require stability, predictability and speed over the Internet. Our network-based route optimization service overcomes the inherent weaknesses of the Internet to provide a highly viable platform for mission-critical applications. Internap's Performance IP not only offers the most advanced technological solutions on the market today, but also is backed up by the industry's strongest Service Level Agreements (SLAs).

Colocation and Data Center Services

Now comprising 50 percent of Internap's growth, our colocation and data center services provide neutral, carrier-class facilities with fully redundant connectivity to the Internap network and other network facilities. These services enjoy the same level of industry-leading service, support and security that have set the standard for our bandwidth service. Our colocation and data center services are expanding significantly through the acquisition of Sprint's eSolutions Data Center in New York, and expansions in Atlanta, Boston, New York and Seattle during 2005.



London Amsterdam Frankfurt Paris Zurich Milan Madrid

Tokyo

Hong Kong

Singapore

Sydney

Professional Services

Our Professional Services group is designed to help companies build and optimize IP-based networks that meet the specific goals of their business. Through our critical mass of expertise, years of complex IP network experience and the most up-to-date network optimization skills and tools, we bring a consulting resource to companies who want to optimize existing multi-homed networks and help companies build redundant, resilient and efficient infrastructures.

Flow Control Platform™ (FCP)

Our FCP is the industry's most powerful premise-based route control appliance. It not only provides enhanced routing capabilities, but also represents a substantial savings opportunity in network management time and bandwidth costs – up to 20 to 50 percent. These savings reflect our FCP's unequaled scalability, as well as its unique IntelliChoice™ technology that simultaneously enforces cost and performance policies for the same traffic at the same time.

Flow Control Xcelerator™ (FCX)

This wide area network (WAN) product is designed to deliver data-intensive content more efficiently and reliably by improving the performance of collaborative business applications. The FCX gives users interacting with one another or with a database over a wide area network (WAN) the same performance provided by a local area network (LAN) by significantly reducing the effects of network latency and improving available bandwidth utilization and throughput.





Greg Peters,
President and
Chief Executive Officer

SHAREHOLDERS' LETTER

Dear Shareholders | Every rapidly changing industry still in its evolutionary stage goes through challenging periods. The past year was such for IP network services providers. Competitive pressures drove pricing for our core bandwidth-related services down by as much as 46 percent. Also during the year, further uncertainty was created as consolidation trends accelerated, leading up to the pending, as we write this letter, acquisitions of AT&T and MCI.

Despite these difficult circumstances, we are pleased and proud to report that Internap not only improved its year-over-year financial performance, but also made significant progress in strengthening its customer offerings and competitive market position. Indeed, we grew revenues 4.3 percent to $144.5 million, while many competitors experienced double-digit revenue declines. This revenue growth, coupled with our ongoing commitment to cost containment – improving gross margins to 46.7 percent – enabled us to narrow year-over-year net losses attributable to common shareholders by 74 percent to $18.0 million.

The improvement of our financial performance reflects the growing marketplace acceptance of our superior service offerings, as well as the effectiveness of our sales team. We ended the year with 1,929 customers, an 18 percent increase in customers over 2003. Major customer wins in 2004 included Vonage, Halliburton, HomeBanc Mortgage Corp., BEA Systems, Credit Suisse First Boston, Oracle and Perot Systems Government Services. In addition to new customers, we continued to sell into our large embedded customer base, which represents over 133 of Fortune 1000 companies and is a who's who list of companies with a significant Internet component to their business. Customer usage on our network also grew dramatically, up 44.6 percent in the fourth quarter of 2004 compared to a year ago.

Successful Revenue Diversification Strategy

Our successful strategy of bundling enhanced services with our bandwidth offering was by far the most important development on the customer front this year. This revenue diversification strategy not only helped us offset pricing pressure at the bandwidth level, but is also a positive indicator of our future potential as a comprehensive source for Internet solutions.

Our customers increasingly purchase multiple services. Consider that 52 percent of our IP customers also have colocation with us and 96 percent of our colocation customers utilize our IP services. Colocation, in fact, is growing greater than 35 percent annual sales rate and accounts for 50 percent of our overall quarterly sales growth.

By the fourth quarter of 2004, colocation accounted for 20 percent of our business, up from 15 percent just a year ago, and advanced IP services such as CDN, VPN, security, storage and Flow Control Platform™ accounted for 11 percent. Put into another context: we have successfully diversified just approximately a third of our business from IP services into higher value-added service offerings, which provide us with a significant level of competitive differentiation. Indeed, Internap is the only pure play IP provider that from day one has focused on offering products that can move critical business applications across the Internet.

Net Loss *(figures in $ millions)*


'00
'01
'02
'03
'04
$187.2
$479.9
$75.7
$34.6
$18.1

Through a focus on cost controls and revenue growth, Internap has significantly reduced net loss.

A SAMPLING OF INTERNAP'S 1,929 CLIENTS

Financial Services	Media & Entertainment	VoIP	Technology	Travel	Retail	Healthcare
ADP	Associated Press	Broadvoice	Apple	American Airlines	Best Buy	Amgen
Allstate	Atari	Deltathree	Avaya	Delta Airlines	CompUSA	Bristol-Myers Squibb
Charles Schwab	The McGraw-Hill Companies	GO2CALL	EDS	Hotwire	Crate & Barrel	Covance
Fannie Mae	The Seattle Times	iPass	Microsoft	Hyatt	eBay	Health-Net
HomeBanc Mortgage	Sony	ITXC	Sega	Southwest Airlines	JCPenney	Sharp
JPMorgan Chase	Viacom	telec.net	Sun	Spirit Airlines	Sotheby's	QualCare
Nasdaq	The Walt Disney Co.	Vonage	VeriSign	Travelocity	Wal-Mart	WebMD

Strengthening Capabilities, Expanding Service

Our revenue diversification also demonstrates our progress evolving the business model toward a more balanced set of IP solutions that the market needs from a single vendor. As such, we have spent much of the past year expanding our footprint, broadening our product and service offerings and improving our already industry-leading technology and service agreements.

We also completed a major expansion initiative in the Pacific Rim that took us into the high-growth markets of Singapore, Hong Kong and Sydney through a deployment utilizing Equinix data centers. With the addition of Phoenix, Arizona, announced in November of 2004, our service delivery points now total 37 sites. We also have entered Bermuda, a leading global financial center, through a marketing agreement with TeleBermuda International.

Our standing as the highest-quality provider of intelligent routing services was further fortified with new service and technological enhancements. Our industry-leading SLAs established even higher standards for network performance, customer service, security and accountability – all critical to support migration of key enterprise applications to the Internet. On the technology front, a new version of our Flow Control Platform™ includes application-based routing capabilities and new hardware models, while a new version of our network-based route optimization technology improves the performance of flash customers.

We also introduced Flow Control Xcelerator™ (FCX), a powerful product that addresses the distance limitations of the Internet and boosts the performance of data-intensive traffic between multiple network locations. This provides users interacting with one another or with a database over a WAN the same performance provided by a LAN, a top priority for companies looking to migrate from WANs to the public Internet. The Internap® FCX acceleration product is ideal for applications that require high-bandwidth throughput such as business continuity, digital asset management, engineering collaboration, software engineering and document management. It's a product that global media companies, engineering firms, energy enterprises and others can use to great advantage. Early sales results for this unique solution have been extremely positive.

Looking Ahead to 2005 and Beyond

Further expansion of our product and service offerings has continued into the first quarter of 2005. Less than three months into the new year, we have already:

- Acquired Sprint's e-Solutions Data Center in New York City and announced plans to grow our colocation footprint by as much as 50 percent in Atlanta, Boston and Seattle.
- Launched Internap Professional Services, a consultative unit to help companies build and optimize IP-based networks in order to enable deployment of Internet-based business-critical applications.
- Implemented advanced technology into our global P-NAP® infrastructure allowing select customers to enhance the delivery of their applications across wide area networks (WAN).

In addition to these initiatives and our achievements in 2004, we continue to review growth opportunities through mergers, acquisitions and other strategic combinations. Our goals are straightforward – we seek opportunities that will leverage our existing technologies and core competencies, as well as expand our technology and service delivery platform. Likewise, our discipline is strict, exercising careful analysis of valuations and strategic fit.

...we have spent much of the past year expanding our footprint, broadening our product and service offerings and improving our already industry-leading technology and service agreements.

Internap's ability to pursue strategic transactions remains strong. At year-end, we had $50.7 million in cash and investments in marketable securities, much of which was raised in a successful equity offering in February of 2004. In September of 2004 the outstanding Series "A" Preferred stock mandatorily converted to common stock, thereby aligning all shareholders' interests and providing us with more flexibility to manage and grow the business.

Since our founding in 1996, Internap has been through more change than many organizations experience in their entire existence. Yet, for all that has changed, our long-term value proposition remains the same. The cost-effectiveness, quality and reliability of the Internet will increasingly drive more and more enterprises away from their costly private networks. This transition from private to public networks, combined with the mainstreaming of new, innovative technologies, such as VoIP, streaming audio/video and other services, creates a compelling market opportunity. As Internap builds upon its service offerings and capabilities, we are well positioned to capitalize on this evolution.

Certainly, as we have seen in the past 12 months, there will be challenges. Internap, however, has a proven record of clearing industry hurdles, always emerging as a stronger Company. Today, our market-leading technology, large customer base, diversified product offerings, capital resources and proven track record of execution ensure that we will not only hurdle challenges, but capitalize on opportunities. We appreciate your support as we do so.

Sincerely,

Greg Peters
President and Chief Executive Officer

Q&A

Gene Eidenberg,
Chairman



Q How did the implementation and compliance with the Sarbanes-Oxley Act of 2002 affect Internap?

A The intent of Sarbanes-Oxley was in part to restore public confidence in American business. Companies should approach Sarbanes-Oxley more as a philosophy of good corporate governance now and into the future. At Internap, we have always promoted a culture of integrity throughout the organization. I can assure you, as Chairman, that our corporate culture has zero tolerance for unethical behavior. In addition, we turned the compliance requirements into a plan of action, by combining our people, business processes and IT systems to document controls. That inevitably leads to more timely and informed business decisions as well as competitive advantages.

Q Did the implementation of Sarbanes-Oxley impact the Company's financial performance this year?

A Compliance with implementing section 404 of the Act has cost in excess of $2.5 million in external fees excluding management and employee time.

Q Has the Company strengthened its Corporate Governance at the Board of Directors?

A Yes. We were very fortunate to have two key individuals join us in 2004. Patricia Higgins brings over 20 years of technology management expertise to us. She has held senior executive positions with AT&T, Verizon, Unisys and Alcoa and, most recently, served as the president and CEO of Switch and Data, a market leader in the carrier neutral colocation space. Patricia replaced Rob Shurtleff, who we appreciate for his seven years of service on the board. Also new to the board is Dr. Daniel Stanzione. As President emeritus of Bell Labs and a former COO at Lucent, Dr. Stanzione is truly an industry pioneer. Dan has agreed to chair the governance committee. The overall board is a significant corporate strength for Internap. Our board members are a great source of counsel and insight as we move the Company toward its goal of becoming a next generation Internet enterprise. All board members, with the exception of Greg and myself, are classified as independent under Sarbanes-Oxley.

2004 FINANCIAL INFORMATION

Internap

SELECTED FINANCIAL DATA

The following selected financial data are qualified by reference to, and should be read in conjunction with our financial reports filed with the Securities Exchange Commission, our consolidated financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this annual report.

The consolidated statement of operations data and other financial data presented below for the years ended December 31, 2004, 2003 and 2002, and the balance sheet data as of December 31, 2004 and 2003 are derived from our audited financial statements included elsewhere in this annual report. The data for fiscal years ended December 31, 2000 through December 31, 2003 have been restated from amounts previously reported. A discussion of the restatement is provided in Note 1 to the consolidated financial statements included elsewhere herein and, for years prior to December 31, 2002, are included in Note (1) to the table below.

	Year Ended December 31,				
(In thousands, except per share data)	**2004**	2003[1] (restated)	2002[1] (restated)	2001[1] (restated)	2000[1] (restated)
Consolidated Statement of Operations Data:					
Revenue	**$144,546**	$138,580	$132,487	$ 117,404	$ 69,613
Costs and expense:					
Direct cost of revenue, exclusive of personnel costs and depreciation and amortization, shown below	**76,990**	78,200	85,734	101,545	63,709
Customer support	**10,180**	9,483	12,913	21,480	20,320
Product development	**6,412**	6,982	7,447	12,233	11,924
Sales and marketing	**23,411**	21,491	21,641	38,151	35,390
General and administrative	**24,772**	16,711	20,907	44,787	33,583
Depreciation and amortization	**15,461**	33,869	49,659	48,576	20,682
Amortization of goodwill and other intangible assets	**579**	3,352	5,626	38,116	54,334
Amortization of deferred stock compensation	–	390	260	4,217	10,651
Pre-acquisition liability adjustment	–	(1,313)	–	–	–
Lease termination expense	–	–	804	–	–
Restructuring cost (benefit)[2]	**3,644**	1,084	(2,857)	62,974	–
Impairment of goodwill and other intangible assets[3]	–	–	–	195,986	–
In-process research and development[4]	–	–	–	–	18,000
Loss (gain) on sales and retirements of property and equipment	**(3)**	(53)	3,722	2,802	–
Total operating costs and expense	**161,446**	170,196	205,856	570,867	268,593
Loss from operations	**(16,900)**	(31,616)	(73,369)	(453,463)	(198,980)
Other expense (income)	**1,162**	2,985	2,299	26,465	(11,742)
Net loss	**(18,062)**	(34,601)	(75,668)	(479,928)	(187,238)
Less deemed dividend related to beneficial conversion feature[5]	–	(34,576)	–	–	–
Net loss attributable to common stockholders	**$ (18,062)**	$ (69,177)	$ (75,668)	$(479,928)	$(187,238)
Basic and diluted net loss per share	**$ (0.06)**	$ (0.40)	$ (0.49)	$ (3.19)	$ (1.31)
Weighted average shares used in computing basic and diluted net loss per share[5]	**287,315**	174,602	155,545	150,328	142,451

(In thousands)	2004	2003[1] (restated)	2002[1] (restated)	2001[1] (restated)	2000[1] (restated)
	As of December 31,				
Consolidated Balance Sheet Data:					
Cash, cash equivalents and short-term marketable investments	**$ 45,985**	$ 18,885	$ 25,219	$ 82,306	$153,965
Non-current marketable investments	**4,656**	–	–	–	–
Total assets	**168,149**	135,839	166,334	279,294	644,541
Notes payable and capital lease obligations, less current portion	**12,837**	12,742	22,736	11,184	22,311
Series A convertible preferred stock[6][7]	–	–	79,790	86,314	–
Total stockholders' equity	**113,738**	70,524	(4,228)	63,429	529,979

(In thousands)	2004	2003[1] (restated)	2002[1] (restated)	2001[1] (restated)	2000[1] (restated)
	Year Ended December 31,				
Other Financial Data:					
Purchases of property and equipment	**$(13,066)**	$ (3,799)	$ (8,632)	$ (32,094)	$ (57,698)
Net cash from operating activities	**(1,150)**	(11,175)	(40,331)	(123,105)	(95,112)
Net cash from investing activities	**(29,659)**	561	9,581	12,292	(106,193)
Net cash from financing activities	**45,747**	4,280	(7,582)	72,204	148,281

(1) Fiscal years ended December 31, 2000 through 2003 have been restated from amounts previously reported to reflect certain reclassifications and corrections of errors in prior periods as discussed in Item 7 – Restatement of Prior Financial Information and Note (1) to the consolidated financial statements. The effect of the restatement increased total costs and expenses and net loss by $0.8 million and $1.8 million for fiscal years 2001 and 2000, respectively and increased the net loss per share by $0.01 for the year ended December 31, 2000. The effect of the restatement decreased total assets by $6.6 million, $5.7 million and $5.6 million as of December 31, 2002, 2001 and 2000, respectively; decreased notes payable and capital lease obligations, less current portion by $5.1 million, $5.3 million and $5.4 million as of December 31, 2002, 2001 and 2000, respectively; and decreased total stockholders' equity by $6.1 million, $2.7 million and $2.0 million as of December 31, 2002, 2001 and 2000, respectively.

(2) Restructuring cost (benefit) relates to restructuring programs in which management determined to exit certain non-strategic real estate lease and license arrangements, consolidate network access points and streamline the operating cost structure.

(3) In 2000, we acquired CO Space, Inc. and the purchase price was allocated to net tangible assets and identifiable intangible assets and goodwill. In 2001, the estimated fair value of certain assets acquired was less than their recorded amounts, and an impairment charge was recorded for $196.0 million.

(4) In-process research and development is related to technology acquired in 2000 from VPNX.com, Inc., formerly Switchsoft Systems, Inc., that was expensed immediately subsequent to the closing of the acquisition since the technology had not completed the preliminary stages of development, had not commenced application development and did not have alternative future uses.

(5) In August 2003, we completed a private placement of our common stock which resulted in a decrease of the conversion price of our series A preferred stock to $0.95 per share and an increase in the number of shares of common stock issuable upon conversion of all shares of series A preferred stock by 34.5 million shares. We recorded a deemed dividend of $34.6 million in connection with the conversion price adjustment, which is attributable to the additional incremental number of shares of common stock issuable upon conversion of our series A preferred stock.

(6) See Note 2 of notes to financial statements for a description of the computation of basic and diluted net loss per share and the number of shares used to compute basic and diluted net loss per share.

(7) In July 2003, we amended the deemed liquidation provisions of our charter to eliminate the events that could result in payment to the series A preferred stockholders such that the events giving rise to payment would be within our control. As a result, 2,887,661 shares of our series A preferred stock, with a recorded value of $78.6 million, were reclassified from mezzanine financing to stockholders' equity during 2003. Effective September 14, 2004, all shares of our outstanding series A convertible preferred stock were mandatorily converted into common stock in accordance with the terms of the Company's Certificate of Incorporation.

The following discussion should be read in conjunction with the consolidated financial statements and accompanying notes included in this annual report.

Restatement of Prior Financial Information

During the course of reviewing its accounting practices with respect to leasing transactions, the Company discovered certain errors relating to accounting for leases, restructuring expense, leasehold improvements and other related matters. On February 23, 2005, Company management and the Audit Committee of the Board of Directors concluded that the Company's historical financial statements for the years ended December 31, 2003 and 2002 should be restated. Management assessed the impact of each of the resulting errors on the historical financial statements individually and in the aggregate and concluded that it was necessary to restate the Company's financial statements for all periods affected by the errors. As a result, the Company restated its consolidated financial statements as of December 31, 2003 and for the years ended December 31, 2003 and 2002. The December 31, 2002 financial statements also include the cumulative effect of the restatement as of January 1, 2002.

Straight-Line Rent and Restructuring

Management reviewed all facility lease agreements and identified 28 leases that included periods of free rent, specific escalating lease payments, or both. Historically, the Company recorded rent expense based upon scheduled rent payments, rather than on a straight-line basis in accordance with Statement of Financial Accounting Standard ("SFAS") No. 13, "Accounting for Leases," Financial Accounting Standards Board ("FASB") Technical Bulletin ("FTB") No. 88-1, "Issues Relating to Accounting for Leases" and other relevant accounting literature. Included in the total were 20 leases entered into in 2000 or prior thereto. In the process of correcting for straight-line rent, the Company identified three leases for which a restructuring charge had been recorded in 2001 that erroneously had period rental expense charged against the restructuring liability rather than through current operations. In addition, the Company determined the restructuring charge previously recorded in 2001 was overstated as a result of deferred rent not previously recognized on leases that were restructured. Additionally, the restructuring benefit recorded in 2002 related to a lease coming out of restructuring that was overstated as a result of deferred rent not previously recognized. The Company has also corrected this item to properly reflect the restructuring charge. The effect of these corrections increased the net loss as follows (in thousands, except for per share amounts):

	Year Ended December 31, 2003	Year Ended December 31, 2002
Straight-line rent	$ 915	$ 876
Rent expense improperly charged to restructuring reserve	584	501
Reduction in restructuring benefit due to straight-line rentals	–	924
Total	$1,499	$2,301
Increase in basic and diluted net loss per share	$ 0.01	$ 0.01

Lease Classification

One of the Company's facility leases for a data center contained an additional lease payment representing a charge for electrical infrastructure integral to the building that the Company occupied. The Company incorrectly identified this additional payment as a separate capital lease of leasehold improvements rather than as an additional payment related to the data center space. The effect of recording the electrical infrastructure as an operating lease reduced the net loss by $0.3 million, or less than $0.01 per share, for each of the years ended December 31, 2003 and 2002.

Leasehold Improvements

In connection with reviewing lease agreements and related lease terms, management determined that leasehold improvements for 21 locations were being amortized beyond the lease term. In some cases, leases were no longer in force and the sites had been abandoned, yet the leasehold improvements had not been written-off, but rather continued to be amortized. The effect of correcting the amortizable life of the assets and writing-off abandoned leasehold improvements increased the net loss for the year ended December 31, 2003 by $0.2 million, or less than $0.01 per share, and for the year ended December 31, 2002 by $1.2 million, or approximately $0.01 per share.

Other Undepreciated Assets

Management also identified $0.4 million of property and equipment for which depreciation had never been recorded. The impact of recording depreciation expense on these assets was to increase the net loss before income taxes by $0.1 million, or less than $0.01 per share, for each of the years ended December 31, 2003 and 2002.

The cumulative effect of the adjustments for all years prior to 2002 was $2.7 million, which was recorded as an adjustment to opening stockholders' equity at January 1, 2002. The resulting adjustments were all non-cash and had no impact on the Company's total cash flows, cash position or revenues.

Overview

We provide high-performance, managed Internet connectivity solutions to business customers who require guaranteed network availability and high-performance levels for business-critical applications, such as e-commerce, video and audio streaming, voice over Internet Protocol, virtual private networks and supply chain management. At December 31, 2004, we delivered services through our 34 network access points in 18 metropolitan market areas which feature multiple direct high-speed connections to major Internet networks. Our proprietary route optimization technology monitors the performance of these Internet networks and allows us to intelligently route our customers' Internet traffic over the optimal Internet path in a way that minimizes data loss and network delay. We believe this approach provides better performance, control, predictability and reliability than conventional Internet connectivity providers. Our Service Level Agreements guarantee performance across the entire Internet in the United States, excluding local connections, whereas conventional Internet connectivity providers typically only guarantee performance on their own network. We provide services to customers in various industry verticals, including financial services, entertainment and media, travel, e-commerce and retail and technology. As of December 31, 2004, we provided our services to more than 1,900 customers in the United States and abroad.

Due to the nature of the services we provide, we generally price our Internet connectivity services at a premium to the services offered by conventional Internet connectivity service providers. We believe customers with business-critical Internet applications will continue to demand the highest quality of service as their Internet connectivity needs grow and become even more complex and, as such, will continue to pay a premium for our high-performance managed Internet connectivity services.

Our success in executing our premium pricing strategy depends, to a significant degree, on our ability to differentiate our connectivity solutions from lower-cost alternatives. The key measures of our success in achieving this differentiation are revenue and customer growth. During 2004, we added approximately 291 net new customers, bringing our total to over 1,900 enterprise customers as of December 31, 2004. Revenue for the year ended December 31, 2004 increased 4% to $144.5 million, compared to revenue of $138.6 million for the year ended December 31, 2003.

We intend to increase revenue by leveraging the capabilities of our existing network access points. In our existing markets, we realize incremental margin as new customers are added. Additional volume in an existing market allows improved utilization of existing facilities and an improved ability to cost-effectively predict and acquire additional network capacity. Conversely, decreases in the number of customers in an established market lead to decreased facility utilization and increase the possibility that direct network resources are not cost-efficiently employed. These factors have a direct bearing on our financial position and results of operations.

We also intend to increase revenue by expanding our geographic coverage in key markets in the United States and abroad. As we enter new geographic markets, operating results will be affected by increased expense for hiring, training and managing new employees, acquiring and implementing new systems and expense for new facilities. Our ability to generate increased revenue depends on the success of our cost control measures as we expand our geographic coverage.

Finally, we intend to increase revenue by expanding our complementary managed Internet service product offerings. These services include, but are not limited to, content distribution, virtual private networking, colocation services, managed security, managed storage, video conferencing and voice over Internet Protocol services.

Business Combinations

On October 1, 2003, we completed our acquisition of netVmg. The acquisition was recorded using the purchase method of accounting under Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations." The aggregate purchase price of the acquired company, plus related charges, was $13.7 million and was comprised of 345,905 shares of our series A preferred stock, acquisition costs and warrants to purchase 1.5 million shares of our common stock.

On October 15, 2003, we completed our acquisition of Sockeye. The acquisition was recorded using the purchase method of accounting under SFAS No. 141. The aggregate purchase price of the acquired company, plus related charges, was $1.9 million and was comprised of 1.4 million shares of our common stock and acquisition costs.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expense, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, customer credit risk, cost- and equity-basis investments, goodwill and other intangible assets, long-lived assets, income taxes, restructuring costs, long-term service contracts, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies affect the judgments and estimates used in the preparation of our consolidated financial statements.

Revenue recognition. The majority of our revenue is derived from high-performance Internet connectivity and related colocation services. Our revenue is generated primarily from the sale of Internet connectivity services at fixed rates or usage-based pricing to our customers that desire a DS-3 or faster connection and other ancillary services, such as colocation, content distribution, server management and installation services, virtual private networking services, managed security services, data backup, remote storage and restoration services, and video conferencing services. We also offer T-1 and fractional DS-3 connections at fixed rates.

We recognize revenue when persuasive evidence of an arrangement exists, the service has been provided, the fees for the service rendered are fixed or determinable and collectibility is probable. Contracts and sales or purchase orders are generally used to determine the existence of an arrangement. We test for availability or use shipping documents when applicable to verify delivery of our product or service. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment.

Deferred revenue consists of revenue for services to be delivered in the future and consists primarily of advance billings, which are amortized over the respective service period. Revenue associated with billings for installation of customer network equipment are deferred and amortized over the estimated life of the customer relationship, as the installation service is integral to our primary service offering and does not have value to a customer on a stand-alone basis (generally two years).

Revenue *(figures in $ millions)*


$69.6
$117.4
$132.5
$138.6
$144.6
'00
'01
'02
'03
'04

Despite a difficult pricing environment, Internap's revenues increased 4.3% in 2004.

Deferred post-contract customer support ("PCS") associated with sales of our Flow Control Platform solution and similar products are amortized ratably over the contract period (generally one year).

Customer credit risk. We routinely review the creditworthiness of our customers. If we determine that collection of service revenue is uncertain, we do not recognize revenue until cash has been collected. Additionally, we maintain allowances for doubtful accounts resulting from the inability of our customers to make required payments on accounts receivable. The allowance for doubtful accounts is based upon specific and general customer information, which also includes estimates based on management's best understanding of our customers' ability to pay. Customers' ability to pay takes into consideration payment history, legal status (i.e., bankruptcy), and the status of services being provided by the Company. Once all collection efforts have been exhausted, we write the uncollectible balance off against the allowance for doubtful accounts. We also estimate a reserve for sales adjustments, which reduces net accounts receivable and revenue. The reserve for sales adjustments is based upon specific and general customer information, including outstanding promotional credits, customer disputes, credit adjustments not yet processed through the billing system and historical activity. If the financial condition of our customers were to deteriorate, or management becomes aware of new information impacting a customer's credit risk, additional allowances may be required.

Accounting for leases and leasehold improvements. We record leases as capital or operating leases and account for leasehold improvements in accordance with SFAS No. 13, "Accounting for Leases" and related literature. Rent expense for operating leases is recorded in accordance with FTB No. 88-1, "Issues Relating to Accounting for Leases." This FTB requires lease agreements that include periods of free rent, specific escalating lease payments, or both, to be recorded on a straight-line or other systematic basis over the initial lease term and those renewal periods that are reasonably assured. The difference between rent expense and rent paid is recorded as deferred rent in non-current liabilities in the consolidated balance sheets.

Investments. We account for investments without readily determinable fair values at historical cost, as determined by our initial investment. The recorded value of cost-basis investments is periodically reviewed to determine the propriety of the recorded basis. When a decline in the value that is judged to be other than temporary has occurred, based on available data, the cost basis is reduced and an investment loss is recorded. We have a $1.2 million equity investment at December 31, 2004 in Aventail Corporation ("Aventail"), an early stage, privately held company, after having reduced the balance for an impairment loss of $4.8 million in 2001. The carrying value of our investment in Aventail is recorded in non-current investments in our consolidated balance sheet.

We account for investments that provide us with the ability to exercise significant influence, but not control, over an investee using the equity method of accounting. Significant influence, but not control, is generally deemed to exist if we have an ownership interest in the voting stock of the investee of between 20% and 50%, although other factors, such as minority interest protections, are considered in determining whether the equity method of accounting is appropriate. As of December 31, 2004, we have a single investment that qualifies for equity method accounting, our joint venture with NTT-ME Corporation of Japan, known as Internap Japan. We record our proportional share of the losses of our investee one month in arrears on the consolidated balance sheets as a component of non-current investments and our share of the investee's losses as loss on investment on the consolidated statement of operations.

Investments in marketable securities include high-credit quality, corporate debt securities and U.S Government Agency debt securities. These investments are classified as available for sale and are recorded at fair value with changes in fair value reflected in other comprehensive income.

Goodwill. We may record goodwill as a result of acquisitions. We recorded goodwill as a result of our acquisitions of CO Space, Inc., VPNX.com, Inc., netVmg, Inc., and Sockeye Networks, Inc. We account for goodwill under SFAS No. 142, "Goodwill and Other Intangible Assets." This statement requires an impairment-only approach to accounting for goodwill. The SFAS No. 142 goodwill impairment model is a two-step process. First, it requires a comparison of the book value of net assets to the fair value of the related operations that have goodwill assigned to them. If the fair value is determined to be less than book value, a second step is performed to compute the amount of the impairment. In this process, a fair value for goodwill is estimated, based in part on the fair value of the operations used in the first step, and is compared to the carrying value for goodwill. Any shortfall of the fair value below carrying value represents the amount of goodwill impairment. SFAS No. 142 requires goodwill to be tested for impairment annually at the same time every year and when an event occurs or circumstances change such that it is reasonably possible that impairment may exist. We selected August 1 as our annual testing date.

Total Customers


1,638
1,709
1,800
1,888
1,929
4Q '03
1Q '04
2Q '04
3Q '04
4Q '04

Internap's customer base grew by a net of 291 new customers in 2004.

To assist us in estimating the fair value for purposes of completing the first step of the SFAS No. 142 analysis, we engaged a professional business valuation and appraisal firm who utilized discounted cash flow valuation methods and the guideline company method for reasonableness. The forecasts of future cash flows was based on our best estimate of future revenue, operating costs and general market conditions, and was subject to review and approval by senior management. Both approaches to determining fair value depend on our stock price since



"We are very proud of our cash management efforts which have largely de-leveraged our balance sheet."
David Buckel, *Vice President and Chief Financial Officer*

Finance

David Buckel, *Vice President and Chief Financial Officer*
Michael Higgins, *Vice President, Financial Planning and Analysis*

market capitalization will impact the discount rate to be applied as well as a market multiple analyses. Changes in the forecast could cause us to either pass or fail the first step test and could result in the impairment of goodwill.

Restructuring liability. When circumstances warrant, we may elect to exit certain business activities or change the manner in which we conduct ongoing operations. When such a change is made, management will estimate the costs to exit a business or restructure ongoing operations. The components of the estimates may include estimates and assumptions regarding the timing and costs of future events and activities that represent management's best expectations based on known facts and circumstances at the time of estimation. Management periodically reviews its restructuring estimates and assumptions relative to new information, if any, of which it becomes aware. Should circumstances warrant, management will adjust its previous estimates to reflect what it then believes to be a more accurate representation of expected future costs. Because management's estimates and assumptions regarding restructuring costs include probabilities of future events, such estimates are inherently vulnerable to changes due to unforeseen circumstances, changes in market conditions, regulatory changes, changes in existing business practices and other circumstances that could materially and adversely affect our results of operations. A 10% change in our restructuring estimates in a future period, compared to the $8.2 million restructuring liability at December 31, 2004 would result in an $0.8 million expense or benefit in the statement of operations during the period in which the change in estimate occurred.

Deferred taxes. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. Since inception we have recorded a valuation allowance equal to our net deferred tax assets. Although we consider the potential for future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we determine we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the valuation allowance would increase income in the period such determination was made.

Recent Accounting Pronouncements

On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment," which is known as SFAS No. 123(R) and replaces SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." Among other things, SFAS No. 123(R) eliminates the alternative to use the intrinsic value method of accounting for stock-based compensation. SFAS No. 123(R) requires public entities to recognize compensation expense for awards of equity instruments to employees based on the grant-date fair value of the awards. We will adopt the provisions of SFAS No. 123(R) on July 1, 2005 using the modified prospective application. Accordingly, we will recognize compensation expense for all newly granted awards and awards modified, repurchased, or cancelled after July 1, 2005. Compensation cost for the unvested portion of awards that are outstanding as of July 1, 2005 will be recognized ratably over the remaining vesting period. The compensation cost for the unvested portion of the awards will be based on the fair value at the date of grant, similar to calculations for our pro forma disclosure under SFAS No. 123. Based on our current Employee Stock Purchase Plan, we will recognize compensation expense beginning with the July 1, 2005 purchase period.

"All of our employees are to be congratulated for their commitment and hard work. Our improved results could not have been achieved without them."

David King, *Senior Director, Human Resources*



CORPORATE ADMINISTRATION

Marla Eichmann, *Vice President, Cross Functional Operations*
David King, *Senior Director, Human Resources*

We estimate that the effect on net income or loss and income or loss per share in the periods following adoption of SFAS No. 123(R) will be consistent with our pro forma disclosure under SFAS No. 123, except that estimated forfeitures will be considered in the calculation of compensation expense under SFAS No. 123(R). If we had previously used the fair value method of accounting for stock options granted to employees using the Black-Scholes option valuation methodology, our net loss would have been $15.4 million greater than reported in the year ended December 31, 2004 and $8.0 million greater than reported in the year ended December 31, 2003. However, the actual effect on net income or loss and earnings or loss per share after adopting SFAS No. 123(R) will vary depending upon the number of options granted in 2005 compared to prior years and the number of shares purchased under the Employee Stock Purchase Plan. Further, we have not yet determined the actual model we will use to calculate fair value.

Results of Operations

Our revenue is generated primarily from the sale of Internet connectivity services at fixed rates or usage-based pricing to our customers that desire a DS-3 or faster connection. We also offer T-1 and fractional DS-3 connections at fixed rates. In addition to our connectivity services, we also provide premised-based hardware and software route optimization products and other ancillary services, such as colocation, content distribution, server management and installation services, virtual private networking services, managed security services, data backup, remote storage and restoration services and video conferencing.

Direct cost of revenue is comprised primarily of the costs for connecting to and accessing Internet network service providers and competitive local exchange providers, costs related to operating and maintaining network access points and data centers, costs incurred for providing additional third-party services to our customers and costs of Flow Control Platform solution and similar products sold. To the extent a network access point is located a distance from the respective Internet network service providers, we may incur additional local loop charges on a recurring basis. Connectivity costs vary depending on customer demands and pricing variables while network access point facility costs are generally fixed in nature. Direct cost of revenue does not include depreciation or amortization.

Customer support costs consist primarily of employee compensation costs for employees engaged in connecting customers to our network, installing customer equipment into network access point facilities, and servicing customers through our network operations centers. In addition, facilities costs associated with the network operations center are included in customer support costs.

Product development costs consist principally of compensation and other personnel costs, consultant fees and prototype costs related to the design, development and testing of our proprietary technology, enhancement of our network management software and development of internal systems. Costs associated with internal use software are capitalized when the software enters the application development stage until implementation of the software has been completed. Costs for software to be sold, leased or otherwise marketed are capitalized upon establishing technological feasibility and ending when the software is available for general release to customers. All other product development costs are expensed as incurred.

Sales and marketing costs consist of compensation, commissions and other costs for personnel engaged in marketing, sales and field service support functions, as well as advertising, tradeshows, direct response programs, new service point launch events, management of our web site and other promotional costs.

General and administrative costs consist primarily of compensation and other expense for executive, finance, human resources and administrative personnel, professional fees and other general corporate costs.

The revenue and income potential of our business and market is unproven, and our limited operating history makes it difficult to evaluate our prospects. Although we have been in existence since 1996, we have incurred significant operational restructurings in recent years, which have included substantial changes in our senior management team, a reduction in headcount from a high of 860 employees to 371 employees at December 31, 2004, streamlining our cost structure, consolidating network access points, terminating certain non-strategic real estate leases and license arrangements and moving our corporate office from Seattle, Washington to Atlanta, Georgia to further reduce costs. We have incurred net losses in each quarterly and annual period since we began operations in May 1996. As of December 31, 2004, our accumulated deficit was $855.1 million.

The following table sets forth, as a percentage of total revenue, selected statement of operations data for the periods indicated:

	Year Ended December 31,		
	2004	2003 (restated)	2002 (restated)
Revenue	**100%**	100%	100%
Costs and expenses:			
Direct cost of revenue, exclusive of depreciation and amortization shown below	**53**	56	65
Customer support	**7**	7	10
Product development	**5**	5	6
Sales and marketing	**16**	16	16
General and administrative	**17**	12	15
Depreciation and amortization	**11**	25	38
Amortization of other intangible assets	**–**	2	4
Pre-acquisition liability adjustment	**–**	(1)	–
Restructuring costs (benefit)	**3**	1	(2)
Loss on disposals of property and equipment	**–**	–	3
Total operating costs and expense	**112**	123	155
Loss from operations	**(12)**	(23)	(55)
Total other expense, net	**1**	2	2
Net loss	**(13)%**	(25)%	(57)%

Years Ended December 31, 2004 and 2003

Revenue. Revenue for 2004 increased $5.9 million from $138.6 million for the year ended December 31, 2003 to $144.5 million for the year ended December 31, 2004, an increase of 4%. Our largest increase in revenue came from colocation services, which increased $5.0 million, or 24%, to $25.7 million for 2004 compared to $20.7 million for 2003 and our Edge Appliance products contributed $2.7 million of revenue for the year ended December 31, 2004 compared to $0.7 million for the prior year. Content distribution services revenue also increased to $10.6 million in 2004 from $8.7 million in 2003, a change of $1.9 million or 22%. Revenue for Internet Protocol connectivity services increased slightly to $101.1 million from $100.5 million for the years ended December 31, 2004 and 2003, respectively, in spite of continued industry-wide intense pricing pressures. We experienced a decrease in non-recurring and other revenue of $3.3 million, or 32% to $7.0 million for the year ended December 31, 2004 from $10.3 million for the year ended December 31, 2003. Non-recurring and other revenue includes termination fees and service revenue from virtual private network (VPN), managed security, managing customer premise equipment (MCPE), and data storage services. The $3.3 million decrease in non-recurring and other revenue is primarily represented by deferred termination revenue recognized throughout 2003 that concluded during the quarter ended March 31, 2004.

Operating Cash Flow *(figures in $ millions)*


'00
'01
'02
'03
'04
$1.2
$11.2
$40.3
$95.1
$123.1

Internap's cash flow used in operations has improved dramatically over the past three years.

These overall increases in revenue were primarily due to an increase in our customer base of approximately 291 customers, a 16% increase. While our customer base grew from a year ago, revenue per customer decreased due to price reductions in charges for our Internet connectivity services necessitated by general market conditions. We expect the composition of any future revenue increases will include an increasing percentage of revenue from non-connectivity products and services than in the past, particularly from the sale of our Edge Appliance technology, which includes our Flow Control Platform solution.

Direct cost of revenue. Direct cost of revenue decreased from $78.2 million for the year ended December 31, 2003 to $77.0 million for the year ended December 31, 2004, representing a decrease of 2%. For the year ended December 31, 2004, our revenue less direct cost of revenue improved to $67.5 million compared to $60.4 million for the same period in 2003. This increase is a result of our leveraging of fixed colocation and other service point facility costs over an increased customer base and negotiating lower rates with service providers. The decrease of $1.2 million in direct cost of revenues was due to reduced network service provider costs and lower local loop pass-through costs of $8.2 million. Off-setting the decrease in network service provider costs and lower local loop pass-through costs were an increase in colocation services expense of $3.1 million due to the increased usage of these services by our customers, along with increases in channel, technology, and preferred colocation partner product cost of $1.8 million. An additional increase of $1.5 million in direct cost of revenue is attributed to resale of network equipment, resulting from acquisitions completed by us in 2003, along with an increase of $0.4 million pertaining to facilities costs.

Connectivity costs vary based upon customer traffic and other demand-based pricing variables and are expected to continue to decrease during 2005, even with modest revenue growth, due to the full-year effect of pricing improvements negotiated during 2004. Content delivery network and other costs associated with reseller arrangements are generally variable in nature. We expect these costs to continue to increase during 2005 as revenue increases.

Customer support. Customer support expense increased 7% from $9.5 million for the year ended December 31, 2003 to $10.2 million for the year ended December 31, 2004. This increase of $0.7 million was primarily driven by compensation and benefits of $0.8 million for higher staffing levels, along with decreases of $0.2 million in communications.

Product development. Product development costs for the year ended December 31, 2004 decreased 9% to $6.4 million from $7.0 million for the year ended December 31, 2003. The net decrease of $0.6 million primarily reflects the redeployment of technical resources from product support to network support in general and administrative expense offset by new hiring for other responsibilities.

Sales and marketing. Sales and marketing costs for the year ended December 31, 2004 increased 9% to $23.4 million from $21.5 million for the year ended December 31, 2003. This increase of $1.9 million was primarily due to an increase in quota-bearing resources as well as the commensurate expenses associated with the new hires. A portion of these increases can also be attributed to increased training and productivity improvements.

General and administrative. General and administrative costs for the year ended December 31, 2004 increased 49% to $24.8 million from $16.7 million for the year ended December 31, 2003. The increase of $8.1 million primarily reflects increases of $4.2 million outside professional services, $1.3 million in office equipment repairs and maintenance,

Gross Margin* *(Expressed as a percentage)*


8%
14%
35%
44%
47%
'00
'01
'02
'03
'04

Internap continues to improve its cost structure, thus driving higher gross margins.

**Defined as revenue less direct cost of network divided by revenue.*

$0.8 million in employee compensation, $0.4 million in tax, license, and fees and $0.4 million in communications costs. Consulting and outside professional services principally include compliance costs related to the Sarbanes-Oxley Act of 2002. Also included in the increase is the $1.7 million from redeployment of certain technical resources from product development to network support.

Depreciation and amortization. Depreciation and amortization, including other intangible assets, for the year ended December 31, 2004 decreased 57% to $16.0 million compared to $37.2 million for the year ended December 31, 2003. The decrease of $21.2 million was primarily due to assets becoming fully depreciated during 2004, which were not replaced by the same level of purchases of property and equipment as during prior years.



"The Internap Operations professionals are committed to providing our valued customers with the highest level of customer satisfaction."

Eric Suddith, *Vice President, Operations*

OPERATIONS

Eric Suddith, *Vice President, Operations*

Restructuring cost (benefit). We incurred additional restructuring costs of $3.6 million during the year as a result of a comprehensive analysis of the remaining accrued restructuring liability. During the quarter ended September 30, 2004, a new sublease was negotiated on one abandoned property and new terms involving a reconfiguration of usable and abandoned space were negotiated with the lessor on another abandoned property, both of which were included in the original restructuring. The last of our restructured network infrastructure obligations was also terminated during the quarter ended September 30, 2004. The net charge to restructuring resulted from an increase of $5.3 million relating to real estate obligations offset by a reduction of $1.7 million pertaining to network infrastructure and other obligations.

After reviewing the current analysis in the third quarter of 2004, management concluded that the facilities remaining in the restructuring accrual are taking longer than expected to sublease and those that were subleased resulted in lower than expected sublease rates. Consequently, the currently projected obligations exceeded the unadjusted liability by $5.3 million over the remaining lease terms, with the last commitment expiring in July 2015. All of these leases arose from the Company's 2000 acquisition of CO Space. The network infrastructure obligations represented amounts to be incurred under contractual obligations in existence at the time the restructuring plan was initiated.

During the quarter ended September 30, 2004, all other remaining contractual obligations for network infrastructure and other costs included in the restructuring were satisfied and we reduced the remaining recorded liability for the obligations from $1.7 million to zero.

Restructuring costs were $1.1 million for 2003 reflecting non-cash restructuring plan adjustments and write-downs net of additional 2003 restructuring and impairment charges.

Other expense, net. Other expense, net consists of interest income, interest and financing expense, investment losses and other non-operating expense. Other expense, net for the year ended December 31, 2004 decreased to $1.2 million from $3.0 million for the year ended December 31, 2003. The decrease is due primarily to $1.0 million less interest expense from carrying less debt than in the prior year.

Years Ended December 31, 2003 and 2002

Revenue. Revenue for 2003 increased $6.1 million from $132.5 million for the year ended December 31, 2002 to $138.6 million for the year ended December 31, 2003, an increase of 5%. Revenue for Internet Protocol connectivity and third-party services at our existing network access points increased 2% primarily due to the addition of approximately 365 customers, for a total of approximately 1,640, a 29% increase. Pricing pressures due to general market conditions caused a decrease in our revenue per customer.

Revenue from complementary managed Internet services, such as content distribution, increased 10% excluding the revenue from the acquisition of netVmg. Revenue for 2003 reflects the addition of netVmg operations subsequent to its acquisition in the fourth quarter. We expect the composition of future revenue increases will include an increasing percentage of revenue from complementary managed Internet services than in the past.

Direct cost of revenue. Direct cost of revenue decreased 9% from $85.7 million for the year ended December 31, 2002 to $78.2 million for the year ended December 31, 2003. This decrease of $7.5 million was primarily due to a reduction in negotiated rates with Internet network service and local exchange providers throughout 2003. The decrease was partially offset by a 28% increase in content distribution costs, which were in line with the increase in content distribution revenue.

"Our ongoing technology enhancements continue to differentiate Internap from our competitors."
Ali Marashi, *Vice President and Chief Technology Officer*



TECHNOLOGY

Ali Marashi, *Vice President and Chief Technology Officer*
Eric Klinker, *Vice President, Engineering*

Facility costs comprise approximately one-third of total direct network costs. Late in 2003, we consolidated facilities from 34 to 29, reducing costs. The resulting lower facilities costs are expected to be stable in future years with incremental increases directly related to expansion into new metropolitan market areas. The remaining direct network cost is anticipated to maintain a similar relationship with revenue.

Customer support. Customer support expense decreased 26% from $12.9 million for the year ended December 31, 2002 to $9.5 million for the year ended December 31, 2003. This decrease of $3.4 million was primarily driven by decreases in employee compensation costs of $2.6 million due to a headcount reduction of approximately 50 employees and decreased facilities costs of $1.0 million, along with a $0.2 million decrease in communications costs.

Product development. Product development costs for the year ended December 31, 2003 decreased 5% to $7.0 million from $7.4 million for the year ended December 31, 2002. The decrease of $0.4 million was due primarily to decreased facilities costs of $0.8 million. This decrease was partially offset by an increase of $0.3 million in employee benefits.

Sales and marketing. Sales and marketing costs for the year ended December 31, 2003 decreased 0.5% to $21.5 million from $21.6 million for the year ended December 31, 2002. This decrease of $0.1 million was primarily due to a decrease of $1.0 million in employee compensation costs due to a headcount reduction of approximately 30 employees. This decrease was partially offset by a $0.5 million increase in market research expenditures and a $0.3 million increase in outside professional services.

General and administrative. General and administrative costs for the year ended December 31, 2003 decreased $4.2 million or 20% to $16.7 million from $20.9 million for the year ended December 31, 2002. Changes in components of general and administrative expense include decreased employee compensation expense of $2.6 million due to a headcount reduction of approximately 20 employees, a $0.9 million decrease in outside professional services, a $0.7 million decrease in tax, license, and fees. These decreases were partially offset by a $0.3 million increase in insurance and administration fees.

Depreciation and amortization. Depreciation and amortization of property and equipment for the year ended December 31, 2003 decreased 32% to $33.9 million compared to $49.7 million for the year ended December 31, 2002. The decrease of $15.8 million was primarily due to assets becoming fully depreciated during 2003, which were not replaced by the same level of purchases of property and equipment as during prior years.

Amortization of other intangible assets for the year ended December 31, 2003 decreased 39% to $3.4 million compared to $5.6 million for the year ended December 31, 2002. The decrease of $2.2 million was due to intangible assets becoming fully amortized during 2003, which was only partially offset by amortization expense for the additional intangible assets related to the netVmg acquisition during 2003.

Pre-acquisition liability adjustment. As part of our acquisition of CO Space on June 20, 2000, we recorded a pre-acquisition liability of $1.3 million for network equipment purchased by CO Space. During 2003, we reevaluated the likelihood of settling the liability related to this equipment and concluded that a contingent obligation no longer exists. Therefore, the liability was eliminated resulting in a one-time reduction in costs and expense of $1.3 million.

Restructuring cost (benefit). A restructuring charge of $1.1 million was recorded in 2003 for costs associated with the relocation of our corporate office to Atlanta, Georgia. This compares with a restructuring benefit of ($2.9) million in 2002 reflecting non-cash restructuring plan adjustments and write-downs net of additional 2002 restructuring and impairment charges.

Other expense, net. Other expense, net consists of interest and financing expense, interest income, investment income and losses and other non-operating expense. Other expense, net for the year ended December 31, 2003 increased to $3.0 million from $2.3 million for the year ended December 31, 2002. The increase of $0.7 million is primarily attributed to less interest income during the year.

Deemed dividend related to beneficial conversion feature. Our 2003 net loss per share includes the effect of a deemed dividend of $34.6 million related to certain conversion features of our series A preferred stock in 2003. In August 2003, we completed a private placement of our common stock which resulted in a decrease of the conversion price of our series A preferred stock to $0.95 per share and an increase in the number of shares of common stock issuable upon conversion of all shares of series A preferred stock by 34.5 million shares. We recorded a deemed dividend of $34.6 million in connection with the conversion price adjustment, which is attributable to the additional incremental number of shares of common stock issuable upon conversion of our series A preferred stock. See Note 14 to our financial statements included in this annual report.

Liquidity and Capital Resources

Cash Flow for the Years Ended December 31, 2004, 2003, and 2002

Net cash from operating activities. Net cash used in operating activities was $1.2 million for the year ended December 31, 2004, and was primarily due to the net loss of $18.1 million adjusted for non-cash items of $20.8 million offset by changes in working capital items of $3.9 million. The changes in working capital items include net use of cash for accounts receivable of $3.8 million, deferred revenue of $1.8 million, and accrued liabilities of $1.3 million. These were offset by net sources of cash in inventory, prepaid expense and other assets of $1.6 million, accounts payable of $0.9 million and accrued restructuring costs of $0.5 million. The increase in receivables at December 31, 2004 compared to December 31, 2003 was related to the 4% increase in revenue compared to the prior year as day's sales outstanding increased to 41 from 39 days. The increase in payables is primarily related to more stringent cash controls in 2004 compared to 2003.

Net cash used in operating activities was $11.2 million for the year ended December 31, 2003, and was primarily due to the net loss of $34.6 million adjusted for non-cash items of $41.7 million, offset by net uses of cash for accrued restructuring costs of $6.7 million, accounts payable of $5.9 million, deferred revenue of $4.5 million, accounts receivable of $2.7 million and accrued liabilities of $1.1 million. These uses of cash were offset by a $2.6 million decrease in inventory, prepaid expense and other assets. The increase in receivables at December 31, 2003 compared to December 31, 2002 was related to the 5% increase in revenue compared to the prior year as day's sales outstanding remained constant at 39 days. The decrease in payables is primarily related to a lower overall level of operating expense in 2003 compared to 2002.

Net cash used in operating activities was $40.3 million for the year ended December 31, 2002, and was primarily due to the net loss of $75.7 million adjusted for non-cash items of $60.8 million, offset by net uses of cash for accrued restructuring costs of $14.8 million, deferred revenue of $4.3 million, accrued liabilities of $3.8 million, accounts receivable of $2.4 million and accounts payable of $0.8 million. These uses of cash were offset by a $0.7 million decrease in prepaid expense and other assets. The increase in receivables was related to higher overall revenue offset by a seven-day improvement in day's sales outstanding compared to the prior year. The decrease in payables is primarily related to a lower overall level of operating expense in 2002 compared to 2001.

Net cash from investing activities. Net cash used in investing activities for the year ended December 31, 2004 was $29.7 million and primarily consisted of capital expenditures of $13.1 million and total investments in marketable securities of $16.8 million, partially offset by proceeds from disposal of property and equipment and a reduction in restricted cash of $0.1 million. Our capital expenditures were principally comprised of the buy-out of capital leases from our primary supplier of network equipment during the third quarter and build-outs of data center and office space in the latter-half of the year.

Net cash provided by investing activities for the year ended December 31, 2003 was $0.6 million and primarily consisted of net cash received from acquired businesses of $2.3 million and a reduction in restricted cash of $2.1 million, partially offset by purchases of property and equipment of $3.8 million. The purchase of property and equipment related to the purchase of assets for our network infrastructure and the cost related to the relocation of nine network access points. We expect the purchase of property and equipment will increase during 2004 as we continued to enhance and expand our service offerings.

Net cash provided by investing activities was $9.6 million for the year ended December 31, 2002 and was primarily from proceeds of $18.7 million received on the redemption and maturity of investments, along with proceeds of $0.4 million in purchases of property, plant, and equipment, and a reduction in restricted cash of $0.4 million. Cash received was partially offset by $8.6 million used for purchases of property and equipment and $1.3 million contributed to our joint venture investment, Internap Japan. Of the $8.6 million used for purchases of property and equipment, $5.8 million related to the purchase of assets from our primary provider of leased networking equipment as part of terms of an amendment to our master lease arrangement with the lessor.

Net cash from financing activities. Since our inception, we have financed our operations primarily through the issuance of our equity securities, capital leases and bank loans. See "Liquidity" below. Net cash provided by financing activities for the year ended December 31, 2004 was $45.7 million. In September 2004, we negotiated the buy-out of all remaining lease schedules under a master lease agreement with our primary supplier of network equipment. Under the terms of the buy-out agreement, the Company paid the supplier $19.7 million, representing remaining capital lease payment obligations, end-of-lease asset values and sales tax. The $19.7 million buy-out was paid with $2.2 million in cash on hand and the proceeds from the new $17.5 million term loan from Silicon Valley Bank.

On March 4, 2004, we sold 40.25 million shares of our common stock in a public offering at a purchase price of $1.50 per share which resulted in net proceeds to us of $55.9 million after deducting underwriting discounts and commissions and offering expense. In addition, we received $5.0 million from the exercise of stock options and warrants during the year ended December 31, 2004. Cash used in financing activities included $24.3 million toward reducing our notes payable and aforementioned capital lease obligations and $8.4 million to repay the outstanding balance on our revolving credit facility. As a result of these activities, we held

$18.5 million in notes payable and $1.3 million in capital lease obligations as of December 31, 2004, with $7.0 million in notes and capital leases scheduled as due within the next 12 months.

Net cash provided by financing activities for the year ended December 31, 2003 was $4.3 million. Cash provided included net proceeds from issuance of common stock of $9.3 million and proceeds from exercise of stock options and warrants of $4.0 million. Net cash provided by financing activities was reduced by principal payments on notes payable of $4.6 million, payments on capital lease obligations of $2.8 million and a $1.6 million net reduction in our revolving credit facility. The net proceeds of $9.3 million from issuance of common stock was received in August 2003 when we completed the sale, pursuant to a private placement, of 10.65 million shares of our common stock, par value $0.001 per share, at a price of $0.95 per share.

Net cash used in financing activities for the year ended December 31, 2002 was $7.6 million. Cash used included $10.2 million related to payments on capital lease obligations and $3.4 million for payments of notes payable. These uses were offset by proceeds of $0.4 million related to exercises of stock options and warrants and $0.7 million related to the sale of common stock, including stock issued to employees pursuant to the Amended and Restated 1999 Employee Stock Purchase Plan. During 2002 we amended the terms of our master lease agreement with our primary supplier of networking equipment. The amended terms of the master lease included a retroactive effective date to March 1, 2002, and extended the payment terms and provided for a deferral of lease payments of the underlying lease schedules for a period of 24 months in exchange for a buy-out payment of $12.1 million in satisfaction of the outstanding lease obligation on 14 schedules totaling $6.3 million and for the purchase of the equipment leased under the same schedules totaling $5.8 million.

Capital equipment leases have been used since inception to finance the majority of our networking equipment located in our network access points other than leasehold improvements related to our colocation facilities. Payments under capital lease agreements totaled $20.3 million, $2.8 million and $10.2 million for the years ended December 31, 2004, 2003 and 2002 respectively.

Liquidity

We have incurred net losses in each quarterly and annual period since we began operations in May 1996. We incurred net losses of $18.1 million, $34.6 million and $75.7 million for the years ended December 31, 2004, 2003 and 2002, respectively. As of December 31, 2004, our accumulated deficit was $855.1 million. We expect to incur additional operating losses in the future, and we cannot guarantee that we will become profitable. Even if we achieve profitability, given the competitive and evolving nature of the industry in which we operate, we may not be able to sustain or increase profitability on a quarterly or annual basis, and our failure to do so would adversely affect our business, including our ability to raise additional funds.

We have experienced negative operating cash flow and have depended upon equity and debt financings, as well as borrowings under our credit facilities, to meet our cash requirements in each quarterly and annual period since we began our operations in May 1996. We expect to meet our cash requirements in 2005 through a combination of existing cash, cash equivalents and short-term investments in marketable securities, borrowings under our credit facilities and proceeds from our recently completed public offering in March of 2004. Our capital requirements depend on several factors, including the rate of market acceptance of our services, the ability to expand and retain our customer base, and other factors. If our cash requirements vary materially from those currently planned, if our cost reduction initiatives have unanticipated adverse



"In 2004, we continued to invest in sales professionals and we are taking full advantage of the opportunities Internap has to cross-sell various suites of enhanced services."
David Abrahamson, *Vice President, Sales and Chief Marketing Officer*

Sales and Marketing

David Abrahamson, *Vice President, Sales and Chief Marketing Officer*
Allen Tothill, *Vice President, Carrier Alliances*

effects on our business, or if we fail to generate sufficient cash flow from the sales of our services, we may require additional financing sooner than anticipated. We cannot assure you that we will be able to obtain additional financing on commercially favorable terms, or at all. Provisions in our existing credit facility limit our ability to incur additional indebtedness.

At December 31, 2004, we had a $20.0 million revolving credit facility, a $5.0 million term loan which reduces availability under the revolving credit facility and a new $17.5 million term loan under a loan and security agreement with a bank. The agreement was amended as of September 30, 2004, to add the $17.5 million term loan, to extend the expiration date of the revolving credit facility from October 22, 2004 to September 29, 2005 and update loan covenants.

The new term loan has a fixed interest rate of 7.5% and is due in 48 equal monthly installments of principal plus interest through September 1, 2008. The balance outstanding at December 31, 2004 was $16.4 million. The loan was used to purchase assets recorded as capital leases under a master agreement with our primary supplier of networking equipment.

Availability under the revolving credit facility is based on 80% of eligible accounts receivable plus 50% of unrestricted cash and marketable investments. As of December 31, 2004, the balance outstanding under the $5.0 million term loan was $1.7 million along with $1.5 million of letters of credit issued, and we had available $11.8 million in borrowing capacity under the revolving credit facility.

As of December 31, 2004, the Company was in violation of a loan covenant in its credit facility requiring minimum Cash EBITDA, as defined, and subsequently received a formal waiver from the bank. The violation was primarily the result of (1) higher than anticipated capital expenditures in the quarter ended December 31, 2004 relating to facility and data center expansion and (2) to a lesser extent, the subsequent impact of the restatement on the minimum Cash EBITDA calculation. Even if a waiver was not received, we believe that we have sufficient cash and other resources to operate our business plan for the foreseeable future.

The Company was also in violation of a loan covenant requiring minimum Cash EBITDA, as defined, for the quarter ended September 30, 2004, and subsequently received a formal waiver from the bank. The violation resulted from the restructuring charge that caused the minimum Cash EBITDA for that period to be less than the level required under the credit facility.

In addition, subsequent to filing the Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, management became aware of information that the Company was not in compliance with certain non-financial reporting covenants for the May 31, 2004 and June 30, 2004 reporting periods. Management promptly responded and corrected the violation within the specified cure period and received a formal waiver in conjunction with the September 30, 2004 amended credit facility with Silicon Valley Bank.

Public offering. On March 4, 2004, we sold 40.25 million shares of our common stock in a public offering at a purchase price of $1.50 per share which resulted in net proceeds to us of $55.9 million, after deducting underwriting discounts and commissions and estimated offering expense. We intend to continue to use the net proceeds from the offering for general corporate purposes. General corporate purposes may include capital investments in our network access point infrastructure and systems, repayment of debt and capital lease obligations and potential acquisitions of complementary businesses or technologies.

Commitments and other obligations. We have commitments and other obligations that are contractual in nature and will represent a use of cash in the future unless there are modifications to the terms of those agreements. Network commitments primarily represent purchase commitments made to our largest bandwidth vendors and, to a lesser extent, contractual payments to license colocation space used for resale to customers. Our ability to improve cash used in operations in the future would be negatively impacted if we do not grow our business at a rate that would allow us to offset the service commitments with corresponding revenue growth.

The following table summarizes our credit obligations and future contractual commitments (in thousands, as of December 31, 2004):

	Payments Due by Period				
	Total	Less than 1 year	Years 2 to 3	Years 4 to 5	After 5 years
Notes payable	$ 18,514	$ 6,483	$ 8,750	$ 3,281	$ –
Capital lease obligations	1,518	607	911	–	–
Operating lease commitments	127,634	13,953	21,263	19,734	72,684
Service commitments	46,012	21,126	8,378	4,983	11,525
Total	$193,678	$42,169	$39,302	$27,998	$84,209

Credit facility. As noted above, the Company has a $20.0 million revolving credit facility, a $5.0 million term loan which reduces availability under the revolving credit facility and a new $17.5 million term loan under a loan and security agreement with Silicon Valley Bank. The agreement was amended as of September 30, 2004, to add the $17.5 million term loan and to extend the expiration date of the revolving credit facility from October 22, 2004 to September 29, 2005. The new term loan is payable in 48 equal monthly installments of principal through September 1, 2008. Availability under the revolving credit facility and term loan is based on 80% of eligible accounts receivable plus 50% of unrestricted cash and marketable investments. In addition, the loan and security agreement will make available to us an additional $5.0 million under a term loan if we meet certain debt coverage ratios. At December 31, 2004, the balance outstanding under the $5.0 million and $17.5 million term loans were $1.7 million and $16.4 million, respectively, along with $1.5 million of letters of credit issued, and we had available $11.8 million in borrowing capacity under the revolving credit facility. As of December 31, 2004, the interest rate under the $5.0 million and $17.5 term loans are fixed at 8.0% and 7.5%, respectively. This credit facility expires on September 29, 2005. There can be no assurance that the credit facility will be renewed upon expiration or that we will be able to obtain credit facilities on commercially favorable terms.

The credit facility contains certain covenants, including covenants that require us to achieve target minimum cash EBITDA, as defined in the agreement, maintain a minimum tangible net worth and that restrict our ability to incur further indebtedness. As discussed above, the Company was in violation of the minimum Cash EBITDA covenant for the quarter ended December 31, 2004, and subsequently received a formal waiver from the bank. The violation was primarily the result of (1) higher than anticipated capital expenditures in the quarter ended December 31, 2004 relating to facility and data center expansion and (2) to a lesser extent, the subsequent impact of the restatement on the minimum Cash EBITDA calculation.

Common and preferred stock. On March 4, 2004, we sold 40.25 million shares of our common stock in a public offering at a purchase price of $1.50 per share which resulted in net proceeds to us of $55.9 million after deducting underwriting discounts and commissions and offering expense. Effective September 14, 2004, all shares of our outstanding series A convertible preferred stock were mandatorily converted into common stock in accordance with the terms of the Company's Certificate of Incorporation. An aggregate of 1.8 million shares of convertible preferred stock with a recorded value of $51.8 million was converted into 56.2 million shares of common stock during the quarter ended September 30, 2004. Accordingly, the Company had no shares of series A convertible preferred stock outstanding subsequent to the mandatory conversion. The mandatory conversion had no effect on the outstanding warrants to purchase common stock that were issued in conjunction with the series A preferred stock.

On August 22, 2003, we completed a private placement of 10.65 million shares of our common stock at a price of $0.95 per share. We received $9.3 million, net of issuance costs. Because we issued shares of our common stock in the private placement at a price below the conversion price of the series A preferred stock at that time, the number of shares of common stock into which the outstanding shares of series A preferred stock were convertible increased by 34.5 million shares. In accordance with generally accepted accounting principles, we recorded a deemed dividend of $34.6 million, which was attributable to the additional incremental number of shares the series A preferred stock convertible into common stock.

Lease facilities. Since our inception, we have financed the purchase of substantial network routing equipment using capital leases with our primary supplier. As discussed above, we negotiated the buy-out of all remaining lease schedules under a master lease agreement with our primary supplier in September 2004. Our future minimum lease payments on remaining capital lease obligations at December 31, 2004 totaled $1.5 million, with $1.3 million representing the present value of minimum lease payments.

The negotiated buy-out of all remaining lease schedules under a master lease agreement with our primary supplier of network equipment included a cash payment of $19.7 million, comprising remaining capital lease obligations as of September 30, 2004, along with end-of-lease asset values and sales tax, resulting in a $2.2 million increase to fixed assets. The $19.7 million buy-out was funded through $2.2 million in cash on hand and the proceeds from the aforementioned $17.5 million term loan from Silicon Valley Bank. As of December 31, 2004, the Company's other remaining capital leases have expiration dates through February 2009.

Restructuring and Impairment Costs

2002 Restructuring charge. With the continuing overcapacity created in the Internet connectivity market and Internet Protocol Services market, during 2002, we implemented additional restructuring actions to align our business with market opportunities. As a result, we recorded a business restructuring charge and asset impairments of $7.6 million in the three months ended September 30, 2002. The charges were primarily comprised of real estate obligations related to a decision to relocate the corporate office from Seattle, Washington to an existing leased facility in Atlanta, Georgia, net asset write-downs related to the departure from the Seattle office and costs associated with further personnel reductions. The restructuring and asset impairment charge of $7.6 million during 2002 was offset by a $6.3 million adjustment, described above, resulting from the decision to utilize the Atlanta facility as our corporate office. The previously unused space in the Atlanta location had been accrued as part of the restructuring liability established during fiscal year 2001. Included in the $7.6 million 2002 restructuring charge are $1.1 million of personnel costs related to a reduction in force of approximately 145 employees. This represents employee severance payments made during 2002.

2003 Restructuring costs. For the year ended December 31, 2003, we incurred $1.1 million in restructuring costs which primarily represented retention bonuses and moving expense related to the relocation of our corporate office to Atlanta, Georgia. We continue to evaluate our restructuring reserve as plans are being executed, which could result in additional charges in future periods.

2004 Restructuring costs. We incurred net additional restructuring costs of $3.6 million during 2004 as a result of a comprehensive analysis of the remaining accrued restructuring liability. During the quarter ended September 30, 2004, a new sublease was negotiated on one abandoned property and new terms involving a reconfiguration of usable and abandoned space were negotiated with the lessor on another abandoned property, both of which were included in the original restructuring. The last of our restructured network infrastructure obligations was also terminated during the quarter ended September 30, 2004. The net charge to restructuring resulted from an increase of $5.3 million relating to real estate obligations offset by a reduction of $1.7 million pertaining to network infrastructure and other obligations.

After reviewing the current analysis, management concluded that the facilities remaining in the restructuring accrual were taking longer than expected to sublease and those that were subleased resulted in lower than expected sublease rates. Consequently, the currently projected obligations exceeded the unadjusted liability by $5.3 million over the remaining lease terms, with the last commitment expiring in July 2015.

During the quarter ended September 30, 2004, all other remaining contractual obligations for network infrastructure and other costs included in the restructuring were satisfied and we reduced the remaining recorded liability for the obligations from $1.7 million to zero.

We previously reported net restructuring charges of $5.7 million in our quarterly report on Form 10-Q for the quarter ended September 30, 2004. As part of our analyses in connection with the restatement, we determined that too much of the monthly rent payments were applied towards accrued restructuring, thus understating previously recorded rent expense and the remaining restructuring liability by $1.8 million. We also obtained additional information regarding the square footage of one property that resulted in a restatement of amounts previously reported to reduce real estate obligations, the total restructuring accrual and expense as of September 30, 2004 by $0.3 million.

Real estate obligations. Both the 2001 and 2002 restructuring plans required us to abandon certain leased properties not currently in use or that would not be utilized by us in the future. Also included in real estate obligations was the abandonment of certain colocation license obligations. Accordingly, we recorded real estate related restructuring costs of $43.0 million, net of non-cash plan adjustments, which were estimates of losses in excess of estimated sublease revenue or termination fees to be incurred on these real estate obligations over the remaining lease terms expiring through 2015. These costs were determined based upon our estimate of anticipated sublease rates and time to sublease the facilities. If rental rates decrease in these markets or if it takes longer than expected to sublease these properties, the actual loss could further exceed the original estimates or revisions in September 2004.

Network infrastructure obligations. The changes to our network infrastructure require that we decommission certain network ports we do not currently use and will not use in the future pursuant to the restructuring plan. These costs have been accrued as components of the restructuring charge because they represent amounts to be incurred under contractual obligations in existence at the time the restructuring plan was initiated. These contractual obligations will continue in the future with no economic benefit, or they contain penalties that will be incurred if the obligations are cancelled.

Cash reductions in the following tables have been restated to correct for amounts incorrectly recorded against the restructuring liability as discussed in Note 1 of the consolidated financial statements. Non-cash plan adjustments have been restated to correct for the effect of recording the deferred rent liability related to the Atlanta location coming out of restructuring as also discussed in Note 1 to the consolidated financial statements.

The following table displays the activity and balances for restructuring and asset impairment activity for 2002 (in thousands):

	December 31, 2001 Restructuring Liability (restated)	Restructuring and Impairment Charge	Cash Reductions (restated)	Non-cash Write-downs (restated)	Non-cash Plan Adjustments (restated)	December 31, 2002 Restructuring Liability (restated)
Restructuring costs activity for 2001 restructuring charge –						
Real estate obligations	$34,877	$ –	$(10,512)	$(1,645)	$(12,401)	$10,319
Network infrastructure obligations	2,685		(1,388)	–	–	1,297
Other	1,904	–	(896)	–	–	1,008
Restructuring costs activity for 2002 restructuring charge –						
Real estate obligations	–	2,200	(400)	–	–	1,800
Personnel	–	1,060	(1,060)	–	–	–
Other	–	212	(112)	–	–	100
Total	39,466	3,472	(14,368)	(1,645)	(12,401)	14,524
Net asset write-downs for 2002 restructuring charge	–	4,100	–	(4,239)	–	(139)
Total	$39,466	$7,572	$(14,368)	$(5,884)	$(12,401)	$14,385

Of the $3.5 million recorded during 2002 as restructuring reserves, $0.2 million related to the direct cost of revenue and $3.3 million related to general and administrative costs.

The following table displays the activity and balances for restructuring and asset impairment activity for 2003 (in thousands):

	December 31, 2002 Restructuring Liability (restated)	Restructuring Charges	Cash Reductions (restated)	December 31, 2003 Restructuring Liability (restated)
Restructuring costs activity for 2001 restructuring charge –				
Real estate obligations	$10,319	$ –	$(4,476)	$5,843
Network infrastructure obligations	1,297	–	(172)	1,125
Other	1,008	–	(141)	867
Restructuring costs activity for 2002 restructuring charge –				
Real estate obligations	1,800	–	(1,800)	–
Personnel	–	1,084	(1,084)	–
Other	100	–	(100)	–
Total	14,524	1,084	(7,773)	7,835
Net asset write-downs for 2002 restructuring charge	(139)	–	–	(139)
Total	$14,385	$1,084	$(7,773)	$7,696

The $1.1 million recorded during 2003 as restructuring reserves related to general and administrative costs.

The following table displays the activity and balances for restructuring and asset impairment activity for 2004 (in thousands):

	December 31, 2003 Restructuring Liability (restated)	Additional Restructuring Charges	Cash Reductions	**December 31, 2004 Restructuring Liability**
Restructuring costs activity for 2001 restructuring charge –				
Real estate obligations	$5,843	$5,323	$(3,013)	**$8,153**
Network infrastructure obligations	1,125	(951)	(174)	–
Other	867	(867)	–	–
Restructuring costs activity for 2002 restructuring charge –				
Real estate obligations	–	–	–	–
Total	7,835	3,505	(3,187)	**8,153**
Net asset write-downs for 2002 restructuring charge	(139)	139	–	–
Total	$7,696	$3,644	$(3,187)	**$8,153**

Of the $5.3 million recorded during 2004 as additional real estate restructuring charges, $3.0 million related to the direct cost of revenue and $2.3 million related to general and administrative costs.

Off-Balance Sheet Arrangements

As of December 31, 2004, we did not have any arrangements that would qualify as an off-balance sheet arrangement.

Quantitative and Qualitative Disclosures about Market Risk

Cash and cash equivalents. We maintain cash and short-term deposits at our financial institutions. Due to the short-term nature of our deposits, they are recorded on the balance sheet at fair value. As of December 31, 2004, all of our cash equivalents mature within three months.

Other Investments. We have a $1.2 million equity investment in Aventail, an early stage, privately held company, after having reduced the balance for an impairment loss of $4.8 million in 2001. This strategic investment is inherently risky, in part because the market for the products or services being offered or developed by Aventail has not been proven. Because of risk associated with this investment, we could lose our entire initial investment in Aventail. Furthermore we have invested $4.1 million in Internap Japan, our joint venture with NTT-ME Corporation. This investment is accounted for using the equity-method and to date we have recognized $3.2 million in equity-method losses, representing our proportionate share of the aggregate joint venture losses. Furthermore, the joint venture investment is subject to foreign currency exchange rate risk. In addition, the market for services being offered by Internap Japan has not been proven and may never materialize.

Notes payable. As of December 31, 2004 we had notes payable recorded at their present value of $18.5 million bearing a rate of interest which we believe is commensurate with their associated market risk.

Capital leases. As of December 31, 2004 we had capital leases recorded at $1.3 million reflecting the present value of future lease payments. We believe the interest rates used in calculating the present values of these lease payments are a reasonable approximation of fair value and their associated market risk is minimal.

Credit facility. As of December 31, 2004 we had $11.8 million available under our revolving credit facility with Silicon Valley Bank, and the balance outstanding under the $5.0 million and $17.5 million term loans were $1.7 million and $16.4 million, respectively. The interest for the $5.0 million and $17.5 million term loans were fixed at 8% and 7.5%, respectively. The interest rate under the revolving credit facility is variable and was 8% at December 31, 2004. We believe these interest rates are reasonable approximations of fair value and the market risk in minimal.

Interest rate risk. Our objective in managing interest rate risk is to maintain favorable long-term fixed rate or a balance of fixed and variable rate debt that will lower our overall borrowing costs within reasonable risk parameters. Currently, our strategy for managing interest rate risk does not include the use of derivative securities. The table below presents principal cash flows by expected maturity dates for the Company's debt obligations that extend beyond one year and are sensitive to changes in interest rates as of December 31, 2004 (dollars in thousands):

	December 31, 2004				
	2005	2006	2007	2008	Fair Value
Long-term debt:					
Term loan	$4,375	$4,375	$4,375	$3,281	$16,406
Interest rate	7.5%	7.5%	7.5%	7.5%	7.5%

Foreign currency risk. Substantially all of our revenue is currently in United States dollars and from customers primarily in the United States. Therefore, we do not believe we currently have any significant direct foreign currency exchange rate risk.

CONSOLIDATED BALANCE SHEETS

(In thousands)	December 31, 2004	2003 (restated)
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 33,823**	$ 18,885
Restricted cash	**76**	125
Short-term investments in marketable securities	**12,162**	–
Accounts receivable, net of allowance of $1,124 and $2,429, respectively	**16,943**	15,587
Inventory	**345**	492
Prepaid expenses and other assets	**3,202**	4,245
Total current assets	**66,551**	39,334
Property and equipment, net	**54,378**	52,725
Investments	**6,693**	2,371
Intangible assets, net of accumulated amortization of $17,522 and $16,941, respectively	**2,898**	3,488
Goodwill	**36,314**	36,163
Deposits and other assets	**1,315**	1,758
Total assets	**$ 168,149**	$ 135,839
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Revolving credit facility	**$ –**	$ 8,392
Notes payable, current portion	**6,483**	2,790
Accounts payable	**11,129**	7,556
Accrued liabilities	**7,269**	8,585
Deferred revenue, current portion	**1,826**	3,674
Capital lease obligations, current portion	**512**	8,662
Restructuring liability, current portion	**2,397**	1,965
Total current liabilities	**29,616**	41,624
Notes payable, less current portion	**12,031**	2,275
Deferred revenue, less current portion	**421**	316
Capital lease obligations, less current portion	**806**	10,467
Restructuring liability, less current portion	**5,756**	5,731
Deferred rent	**5,781**	4,902
Total liabilities	**54,411**	65,315
Stockholders' equity:		
Series A convertible preferred stock, $0.001 par value, 3,500 shares designated, 0 and 1,751 shares outstanding, respectively	**–**	51,841
Common stock, $0.001 par value, 600,000 shares authorized, 338,148 and 228,751 shares issued and outstanding, respectively	**338**	229
Additional paid-in capital	**967,951**	855,240
Accumulated deficit	**(855,148)**	(837,086)
Accumulated items of other comprehensive income	**597**	300
Total stockholders' equity	**113,738**	70,524
Total liabilities and stockholders' equity	**$ 168,149**	$ 135,839

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)	December 31 2004	2003 (restated)	2002 (restated)
Revenue	**$144,546**	$138,580	$132,487
Costs and expense:			
Direct cost of revenue, exclusive of depreciation and amortization, shown below	**76,990**	78,200	85,734
Customer support	**10,180**	9,483	12,913
Product development	**6,412**	6,982	7,447
Sales and marketing	**23,411**	21,491	21,641
General and administrative	**24,772**	16,711	20,907
Depreciation and amortization	**15,461**	33,869	49,659
Amortization of other intangible assets	**579**	3,352	5,626
Amortization of deferred stock compensation	**–**	390	260
Pre-acquisition liability adjustment	**–**	(1,313)	–
Lease termination expense	**–**	–	804
Restructuring costs (benefit)	**3,644**	1,084	(2,857)
(Gain) loss on disposals of property and equipment	**(3)**	(53)	3,722
Total operating costs and expense	**161,446**	170,196	205,856
Loss from operations	**(16,900)**	(31,616)	(73,369)
Other expense (income):			
Interest expense	**1,981**	2,981	2,677
Interest income	**(665)**	(823)	(1,622)
Other (income) expense, net	**(154)**	827	1,244
Total other expense	**1,162**	2,985	2,299
Net loss	**(18,062)**	(34,601)	(75,668)
Less deemed dividend related to beneficial conversion feature	**–**	(34,576)	–
Net loss attributable to common stockholders	**$ (18,062)**	$ (69,177)	$ (75,668)
Basic and diluted net loss per share	**$ (0.06)**	$ (0.40)	$ (0.49)
Weighted average shares used in computing basic and diluted net loss per share	**287,315**	174,602	155,545

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS

Internap 2004 Annual Report

	Series A Convertible Preferred Stock		Common Stock						
(In thousands)	Shares	Par Value	Shares	Par Value	Additional Paid-In Capital	Deferred Stock Compensation	Accumulated Deficit	Accumulated Items of Comprehensive Income (Loss)	Total Stockholders' Equity
Balance, January 1, 2002	–	$ –	151,294	$ 151	$794,459	$(4,371)	$(724,077)	$ 7	$ 66,169
Cumulative effect on prior years of restatement	–	–	–	–	–	–	(2,740)	–	(2,740)
Balance, January 1, 2002 (as restated)	–	–	151,294	151	794,459	(4,371)	(726,817)	7	63,429
Net loss (as restated)	–	–	–	–	–	–	(75,668)	–	(75,668)
Realized loss on investments	–	–	–	–	–	–	–	(7)	(7)
Unrealized gain on investments	–	–	–	–	–	–	–	149	149
Comprehensive loss (as restated)									(75,526)
Amortization of deferred stock compensation	–	–	–	–	(2,668)	2,928	–	–	260
Reversal of deferred stock compensation for terminated employees	–	–	–	–	(1,047)	1,047	–	–	–
Exercise of options and warrants, including the Employee Stock Purchase Plan	–	–	3,514	4	971	–	–	–	975
Conversion of Series A preferred stock to common stock	–	–	5,174	5	6,518	–	–	–	6,523
Issuance and exercise of warrants to purchase common stock to non-employees	–	–	112	–	111	–	–	–	111
Balance, December 31, 2002 (as restated)	–	–	160,094	160	798,344	(396)	(802,485)	149	(4,228)
Net loss (as restated)	–	–	–	–	–	–	(34,601)	–	(34,601)
Unrealized gain on investments	–	–	–	–	–	–	–	151	151
Comprehensive loss (as restated)									(34,450)
Conversion of Series A convertible preferred stock into common stock before reclassification to stockholders' equity	–	–	953	1	1,201	–	–	–	1,202
Reclassification of preferred stock to stockholders' equity	2,888	78,589	–	–	–	–	–	–	78,589
Conversion of Series A convertible preferred stock into common stock after reclassification to stockholders' equity	(1,483)	(40,338)	49,668	50	40,288	–	–	–	–
Amortization of deferred stock compensation and reversal for terminated employees	–	–	–	–	(6)	396	–	–	390
Exercise of options and warrants, including the Employee Stock Purchase Plan	–	–	3,689	4	2,084	–	–	–	2,088
Issuance of common stock to non-employees	–	–	12,926	13	11,480	–	–	–	11,493
Issuance of stock in conjunction with acquisitions	346	13,590	1,421	1	1,849	–	–	–	15,440
Record embedded beneficial conversion feature charge related to Series A preferred stock	–	(34,576)	–	–	34,576	–	–	–	–
Amortize deemed dividend related to beneficial conversion feature	–	34,576	–	–	(34,576)	–	–	–	–
Balance, December 31, 2003 (as restated)	1,751	51,841	228,751	229	855,240	–	(837,086)	300	70,524
Net loss	–	–	–	–	–	–	(18,062)	–	(18,062)
Unrealized gain on investments	–	–	–	–	–	–	–	297	297
Comprehensive loss									(17,765)
Conversion of Series A convertible preferred stock into common stock after reclassification to stockholders' equity	(1,751)	(51,841)	58,994	59	51,782	–	–	–	–
Issuance of common stock, net of issuance cost	–	–	40,250	40	55,892	–	–	–	55,932
Exercise of options and warrants, including the Employee Stock Purchase Plan	–	–	10,153	10	5,037	–	–	–	5,047
Balance, December 31, 2004	**–**	**$ –**	**338,148**	**$ 338**	**$967,951**	**$ –**	**$(855,148)**	**$597**	**$113,738**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Internap 2004 Annual Report

Year Ended December 31,	2004	2003 (restated)	2002 (restated)
(In thousands)			
Cash flows from operating activities:			
Net loss	$(18,062)	$(34,601)	$(75,668)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	16,040	37,221	55,285
(Gain) loss on disposal of property and equipment	(3)	(53)	3,722
Provision for doubtful accounts and sales credits	2,415	2,435	1,902
Loss on equity-method investment	390	827	1,244
Non-cash interest expense on capital lease obligations	904	1,304	702
Non-cash restructuring costs (adjustments)	–	–	(3,678)
Non-cash changes in deferred rent	879	915	876
Pre-acquisition liability adjustment	–	(1,313)	–
Non-cash compensation expense	–	390	260
Other, net	176	–	474
Changes in operating assets and liabilities, net of the effect of acquisitions:			
Accounts receivable	(3,771)	(2,704)	(2,385)
Inventory, prepaid expense and other assets	1,633	2,583	712
Accounts payable	851	(5,941)	(802)
Accrued liabilities	(1,316)	(1,115)	(3,857)
Deferred revenue	(1,743)	(4,461)	(4,335)
Accrued restructuring	457	(6,662)	(14,783)
Net cash flows used in operating activities	(1,150)	(11,175)	(40,331)
Cash flows from investing activities:			
Purchases of property and equipment	(13,066)	(3,799)	(8,632)
Proceeds from disposal of property and equipment	51	–	434
Reduction of restricted cash	49	2,053	379
Purchase of investments in marketable securities	(16,753)	–	–
Redemption of investments	–	–	18,747
Investment in equity-method investee	–	–	(1,347)
Net cash received from acquired businesses	–	2,307	–
Other, net	60	–	–
Net cash flows (used in) provided by investing activities	(29,659)	561	9,581
Cash flows from financing activities:			
Change in revolving credit facility	(8,392)	(1,608)	5,000
Proceeds from notes payable	17,500	–	–
Principal payments on notes payable	(4,051)	(4,645)	(3,420)
Payments on capital lease obligations	(20,289)	(2,801)	(10,248)
Proceeds from issuance of common stock, net of issuance costs	55,932	9,299	698
Proceeds from exercise of stock options and warrants	5,047	4,035	388
Net cash flows provided by (used in) financing activities	45,747	4,280	(7,582)
Net increase (decrease) in cash and cash equivalents	14,938	(6,334)	(38,332)
Cash and cash equivalents at beginning of period	18,885	25,219	63,551
Cash and cash equivalents at end of period	$ 33,823	$ 18,885	$ 25,219
Supplemental disclosure of cash flow information:			
Cash paid for interest, net of amounts capitalized	$ 1,767	$ 1,170	$ 2,125
Purchase of property and equipment financed with capital leases	1,597	125	930
Change in accounts payable attributable to purchases of property and equipment	(2,733)	(7)	(991)
Conversion of preferred stock to common stock	51,841	41,540	6,523
Value of stock issued for acquisitions	–	15,440	–
Issuance of stock related to capital lease amendment	–	250	–
Non-cash adjustment to fixed assets and capital leases due to restructuring of capital lease obligation	–	–	3,710
Equipment note transferred from revolving credit facility	–	–	5,000
Prepayment of future lease obligation via note payable	–	–	3,300
Accrued expense transferred to a note payable	–	–	1,838

The accompanying notes are an integral part of these consolidated financial statements.

1. DESCRIPTION OF THE COMPANY AND RESTATEMENT OF PRIOR FINANCIAL INFORMATION

Internap Network Services Corporation ("Internap," "we," "us," "our" or the "Company") provides high-performance, managed Internet connectivity solutions to business customers who require guaranteed network availability and high-performance levels for business-critical applications, such as e-commerce, video and audio streaming, voice over Internet Protocol, virtual private networks and supply chain management. We deliver services through our 34 network access points, which feature multiple direct high-speed connections to major Internet networks.

Our proprietary route optimization technology monitors the performance of these Internet networks and allows us to intelligently route our customers' Internet traffic over the optimal Internet path in a way that minimizes data loss and network delay. We believe this approach provides better performance, control, predictability and reliability than conventional Internet connectivity providers. Our service level agreements guarantee performance across the entire Internet in the United States, excluding local connections, whereas conventional Internet connectivity providers typically only guarantee performance on their own network. We provide services to customers in various industry verticals, including financial services, media and communications, travel, e-commerce and retail and technology.

Our high-performance Internet connectivity services are available at speeds ranging from fractional T-1 (256 kbps) to OC-12 (622 mbps), and Ethernet Connectivity from 10 mbps to 1,000 mbps (Gigabit Ethernet) from Internap's 34 network access points to customers. We provide our connectivity services through the deployment of network access points, which are redundant network infrastructure facilities coupled with our proprietary routing technology. Network access points maintain high-speed, dedicated connections to major global Internet networks, commonly referred to as backbones. As of December 31, 2004, our 34 network access points were located in 16 metropolitan areas in the United States as well as London, England and, through our joint venture with NTT-ME Corp., in Tokyo, Japan.

Through our acquisitions of netVmg, Inc. and Sockeye Networks, Inc. in 2003, we have extended the reach of our high-performance connectivity capabilities from our network access points to the customer's premises through a hardware and software route optimization product we refer to as our Flow Control Platform solution. This product enables customers to manage Internet traffic cost, performance and operational decisions directly from their corporate locations. Our Flow Control Platform solution is designed for large businesses that choose either to manage their Internet services with in-house information technology expertise or outsource these services to us.

During December 1999, we formed a wholly owned subsidiary in the United Kingdom, Internap Network Services U.K. Limited, and during June 2000, we formed a wholly owned subsidiary in the Netherlands, Internap Network Services B.V. During 2002, we discontinued our operations in Amsterdam and are providing service to our Amsterdam customers from our London service point. The consolidated financial statements of Internap Network Services Corporation include all activity of these subsidiaries since their dates of incorporation forward. Foreign exchange gains and losses have not been material to date.

We have a limited operating history and our operations are subject to certain risks and uncertainties frequently encountered by rapidly evolving markets. These risks include the failure to develop or supply technology or services, the ability to obtain adequate financing, competition within the industry and technology trends.

We have experienced significant net operating losses since inception. During 2004, we incurred net losses of $18.1 million and used $1.2 million of net cash in operating activities. As of December 31, 2004, we have an accumulated deficit of $855.1 million. We have taken various steps to control our costs, including decreasing the size of our workforce, terminating certain real estate leases and commitments, making process enhancements and renegotiating network contracts for more favorable pricing and terms.

On March 4, 2004, we sold 40.25 million shares of our common stock in a public offering at a purchase price of $1.50 per share which resulted in net proceeds to us of $55.9 million, after deducting underwriting discounts and commissions and estimated offering expense. We continue to use the net proceeds from the offering for general corporate purposes. General corporate purposes may include capital investments in our network access point infrastructure and systems, repayment of debt and capital lease obligations and potential acquisitions of complementary businesses or technologies.

Effective September 14, 2004, all shares of our outstanding series A convertible preferred stock were mandatorily converted into common stock in accordance with the terms of the Company's Certificate of Incorporation. An aggregate of 1.7 million shares of convertible preferred stock with a recorded value of $49.6 million was converted into 56.2 million shares of common stock upon the mandatory conversion. Accordingly, the Company had no shares of series A convertible preferred stock outstanding subsequent to the mandatory conversion. The mandatory conversion had no effect on the outstanding warrants to purchase common stock that were issued in conjunction with the series A preferred stock.

Our liquidity and capital requirements depend on several factors, including the rate of market acceptance of our services, the ability to expand and retain our customer base, our ability to execute our current business plan and other factors. If we fail to generate sufficient cash flow from the sales of our services, we may require additional financing sooner than anticipated. We cannot assure such financing will be available on commercially favorable terms.

Restatement of Prior Financial Information

During the course of reviewing its accounting practices with respect to leasing transactions, the Company discovered certain errors relating to accounting for leases, restructuring expense, leasehold improvements and other related matters. On February 23, 2005, Company management and the Audit Committee of the Board of Directors concluded that the Company's historical financial statements for the years ended December 31, 2003 and 2002 should be restated. Management assessed the impact of each of the resulting errors on the historical financial statements individually and in the aggregate and concluded that it was necessary to restate the Company's financial statements for all periods effected by the errors. As a result, the Company restated its consolidated financial statements as of December 31, 2003 and for the years ended December 31, 2003 and 2002. The December 31, 2002 financial statements also include the cumulative effect of the restatement as of January 1, 2002.

Straight-Line Rent and Restructuring

Management reviewed all facility lease agreements and identified 28 leases that included periods of free rent, specific escalating lease payments, or both. Historically, the Company recorded rent expense based upon scheduled rent payments, rather than on a straight-line basis in accordance with SFAS No. 13, "Accounting for Leases," Financial Accounting Standards Board Technical Bulletin ("FTB") No. 88-1, "Issues Relating to Accounting for Leases" and other relevant accounting literature. Included in the total were 20 leases entered into in 2000 or prior thereto. In the process of correcting for straight-line rent, the Company identified three leases for which a restructuring charge had been recorded in 2001 that erroneously had period rental expense charged against the restructuring liability rather than through current operations. In addition, the Company determined the restructuring charge previously recorded in 2001 was overstated as a result of deferred rent not previously recognized on leases that were restructured. Additionally, the restructuring benefit recorded in 2002 related to a lease coming out of restructuring was overstated as a result of deferred rent not previously recognized. The Company has also corrected this item to properly reflect the restructuring charge. The effect of these corrections increased the net loss as follows (in thousands, except for per share amounts):

Year ended December 31,	2003	2002
Straight-line rent	$ 915	$ 876
Rent expense improperly charged to restructuring reserve	584	501
Reduction in restructuring benefit due to straight-line rentals	–	924
	$1,499	$2,301
Increase in basic and diluted net loss per share	$ 0.01	$ 0.01

Lease Classification

One of the Company's facility leases for a data center contained an additional lease payment representing a charge for electrical infrastructure integral to the building that the Company occupied. The Company incorrectly identified this additional payment as a separate capital lease of leasehold improvements rather than as an additional payment related to the data center space. The effect of recording the electrical infrastructure as an operating lease reduced the net loss by $0.3 million, or less than $0.01 per share for each of the years ended December 31, 2003 and 2002.

Leasehold Improvements

In connection with reviewing lease agreements and related lease terms, management determined that leasehold improvements for 21 locations were being amortized beyond the lease term. In some cases, leases were no longer in force and the sites had been abandoned, yet the leasehold improvements had not been written-off, but rather continued to be amortized. The effect of correcting the amortizable life of the assets and writing-off abandoned leasehold improvements increased the net loss for the year ended December 31, 2003 by $0.2 million, or less than $0.01 per share and for the year ended December 31, 2002 by $1.2 million, or approximately $0.01 per share.

Other Undepreciated Assets

Management also identified $0.4 million of property and equipment for which depreciation had never been recorded. The impact of recording depreciation expense on these assets was to increase the net loss by $0.1 million, or less than $0.01 per share for each of the years ended December 31, 2003 and 2002.

The following schedule reconciles net loss for the years ended December 31, 2003 and 2002, as previously reported, to the corresponding amounts on a restated basis, after giving effect to the correction of errors described above (in thousands, except per share amounts):

Year ended December 31,	2003	2002
Net loss, as previously reported	$(33,038)	$(72,345)
Straight-line rent and restructuring	(1,499)	(2,301)
Lease classification	273	290
Leasehold improvements	(196)	(1,218)
Other undepreciated assets	(141)	(94)
Total net adjustments	(1,563)	(3,323)
Net loss, as restated	$(34,601)	$(75,668)
Basic and diluted net loss per share, as previously reported	$ (0.39)	$ (0.47)
Effect of adjustments	(0.01)	(0.02)
Basic and diluted net loss per share, as restated	$ (0.40)	$ (0.49)

As a result of correcting the errors, the Company's financial results have been adjusted as follows (dollars in thousands, except per share data):

	2003 As Previously Reported	Restatement	Reclassification[1]	2003 As Restated
Balance Sheet				
Property and equipment, net	$ 59,337	$(6,612)	$ –	$ 52,725
Total assets	142,451	(6,612)	–	135,839
Capital lease obligations, current portion	8,770	(108)	–	8,662
Restructuring liability, current portion	1,965	1,290	–	3,255
Total current liabilities	41,732	1,182	–	42,914
Capital lease obligations, less current portion	15,537	(5,070)	–	10,467
Deferred rent	–	4,902	–	4,902
Total liabilities	64,301	1,014	–	65,315
Accumulated deficit	(829,460)	(7,626)	–	(837,086)
Total stockholders' equity	78,150	(7,626)	–	70,524
Total liabilities and stockholders' equity	142,451	(6,612)	–	135,839
Statement of Operations				
Direct cost of revenue	75,730	2,598	(128)	78,200
Customer support	9,045	81	357	9,483
Product development	6,923	26	33	6,982
Sales and marketing	18,429	47	3,015	21,491
General and administrative	20,032	(44)	(3,277)	16,711
Depreciation and amortization	33,892	(23)	–	33,869
Total operating costs and expenses	167,511	2,685	–	170,196
Loss from operations	(28,931)	(2,685)	–	(31,616)
Interest expense, net	3,280	(1,122)	–	2,158
Total other expense	4,107	(1,122)	–	2,985
Net loss	(33,038)	(1,563)	–	(34,601)
Net loss attributable to common stockholders	(67,614)	(1,563)	–	(69,177)
Basic and diluted net loss per share	(0.39)	(0.01)	–	(0.40)

(1) During 2003, the Company classified certain facilities costs related to functional areas and costs of certain sales departments as general and administrative expenses. The Company has reclassified these amounts to the correct functional area for consistent presentation.

continued

	2002 As Previously Reported	Restatement	2002 As Restated
Statement of Operations			
Direct cost of revenue	$ 83,207	$ 2,527	$ 85,734
General and administrative	20,848	59	20,907
Depreciation and amortization	49,600	59	49,659
Restructuring costs (benefits)	(3,781)	924	(2,857)
Loss on disposals of property and equipment	2,829	893	3,722
Total operating costs and expenses	201,394	4,462	205,856
Loss from operations	(68,907)	(4,462)	(73,369)
Interest expense, net	2,194	(1,139)	1,055
Total other expense	3,438	(1,139)	2,299
Net loss	(72,345)	(3,323)	(75,668)
Basic and diluted net loss per share	(0.47)	(0.02)	(0.49)

The cumulative effect of the adjustments for all years prior to 2002 was $2.7 million, which was recorded as an adjustment to opening stockholders' equity at January 1, 2002. The resulting adjustments were all non-cash and had no impact on the Company's total cash flows, cash position or revenue.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles

The consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of Internap and all majority owned subsidiaries. Significant inter-company transactions have been eliminated in consolidation.

Estimates and Assumptions

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expense, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, doubtful accounts, cost-basis investments, intangible assets, income taxes, restructuring costs, long-term service contracts, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase and money market mutual funds to be cash equivalents. We invest our cash and cash equivalents with major financial institutions and may at times exceed federally insured limits. We believe that the risk of loss is minimal. To date, we have not experienced any losses related to cash and cash equivalents.

At December 31, 2004 and 2003, we had placed $76,000 and $125,000 respectively, in restricted cash accounts to collateralize letters of credit with financial institutions. These amounts are reported separately as restricted cash and are classified as current or non-current assets, based on their respective maturity dates.

Investments in Marketable Securities

Marketable securities include high credit quality corporate debt securities and U.S Government Agency debt securities. Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date. Marketable securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive income. The Company's marketable securities are reviewed each reporting period for declines in value that are considered to be other-than-temporary and, if appropriate, written down to their estimated fair value. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in other income (expense), net in the consolidated statement of operations. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in other interest income (expense), net in the consolidated statement of operations.

Other Investments

We account for investments without readily determinable fair values at historical cost, as determined by our initial investment. The recorded value of cost basis investments is periodically reviewed to determine the propriety of the recorded basis. When a decline in the value that is judged to be other than temporary has occurred based on available data, the cost basis is reduced and an investment loss is recorded. We have a $1.2 million equity investment at December 31, 2004 in Aventail Corporation ("Aventail"), an early stage, privately held company, after having reduced the balance for an impairment loss of $4.8 million in 2001. The carrying value of our investment in Aventail is recorded in non-current investments in the accompanying consolidated balance sheet.

We account for investments that provide us with the ability to exercise significant influence, but not control, over an investee using the equity method of accounting. Significant influence, but not control, is generally deemed to exist if we have an ownership interest in the voting stock of the investee of between 20% and 50%, although other factors, such as minority interest protections, are considered in determining whether the equity method of accounting is appropriate. As of December 31, 2004, we have a single investment that qualifies for equity method accounting, our joint venture with NTT-ME Corporation of Japan. We record our proportional share of the losses of our investee one month in arrears on the consolidated balance sheets as a component of non-current investments and our share of the investee's losses as a component of loss on investment on the consolidated statements of operations.

Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash, cash equivalents, marketable securities and trade receivables. The Company currently invests the majority of its cash in money market funds and maintains them with financial institutions with high credit ratings. The Company also invests in debt instruments of the U.S. government and its agencies and corporate issuers with high credit ratings. As part of its cash management process, the Company performs periodic evaluations of the relative credit ratings of these financial institutions. The Company has not experienced any credit losses on its cash, cash equivalents or marketable securities.

Inventory

Inventory is carried at the lower of cost or market using the first-in, first-out method. Cost includes materials related to the production of our Flow Control Platform solution.

Fair Value of Financial Instruments

Our short-term financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, notes payable, capital lease obligations, and our revolving credit facility are carried at cost. The cost of our short-term financial instruments approximate fair value due to their relatively short maturities. Our marketable investments are designated as available for sale and are recorded at fair value with changes in fair value reflected in other comprehensive income. The carrying value of our long-term financial instruments, including notes payable and capital lease obligations, approximate fair value as the interest rates approximate current market rates of similar debt obligations.

The Company evaluates its outstanding accounts receivable each period for collectibility. This evaluation involves assessing the aging of the amounts due to the Company and reviewing the creditworthiness of each customer. Based on this evaluation, the Company records an allowance for accounts receivable that are estimated to not be collectible.

Property and Equipment

Property and equipment are carried at original acquisition cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the lesser of the estimated useful lives of the assets or the lease term. Estimated useful lives used for network equipment are three years; furniture, equipment and software are three to seven years; and leasehold improvements are seven years or over the lease term, depending on the nature of the improvement, but in no event beyond the lease term. The duration of lease obligations and commitments range from 24 months for certain networking equipment to 240 months for certain facility leases. Additions and improvements that increase the value or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred. Gains or losses from disposals of property and equipment are charged to operations.

Leases and Leasehold Improvements

We record leases as capital or operating leases and account for leasehold improvements in accordance with SFAS No. 13, "Accounting for Leases" and related literature. Rent expense for operating leases is recorded in accordance with FASB Technical Bulletin ("FTB") No. 88-1, "Issues Relating to Accounting for Leases." This FTB requires lease agreements that include periods of free rent, specific escalating lease payments, or both, to be recorded on a straight-line or other systematic basis over the initial lease term and those renewal periods that are reasonably assured. The difference between rent expense and rent paid is recorded as deferred rent in non-current liabilities in the consolidated balance sheets.

Costs of Computer Software Development

In accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," we capitalize certain direct costs incurred developing internal use software. We capitalized $1.9 million and $1.3 million in internal software development costs for the years ended December 31, 2004 and 2002. We did not capitalize any costs during the year ended December 31, 2003. The Company has not internally developed any significant software to be sold, leased or otherwise marketed.

Product Development Costs

Product development costs are primarily related to network engineering costs associated with changes to the functionality of our proprietary services and network architecture. Such costs that do not qualify for capitalization are expensed as incurred. Research and development costs, which are included in product development cost, primarily consist of compensation related to our development and enhancement of Internet Protocol Routing Technology and are expensed as incurred. Research and development costs were $2.4 million, $1.5 million and $4.1 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets consist of goodwill, covenants not to compete and developed technology recorded as a result of our acquisitions of VPNX.com, Inc, netVmg Inc., and Sockeye Networks Inc. We adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" during 2002. Accordingly, effective January 1, 2002, goodwill is not being amortized and is being reviewed for impairment on an annual basis, or more frequently if indications of impairment arise. We have determined that the remainder of our intangible assets have finite lives and we have recorded these assets at cost less accumulated amortization. Intangibles, other than goodwill, are being amortized on a straight-line basis over the economic useful life of the assets, generally three to seven years, except $0.4 million of capitalized patent costs, which are being amortized over 15 years.

Valuation of Long-Lived Assets

Management periodically evaluates the carrying value of its long-lived assets, including, but not limited to, property and equipment pursuant to the guidance provided by SFAS No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets." The carrying value of a long-lived asset is considered impaired when the undiscounted cash flow from such asset is separately identifiable and is estimated to be less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of would be determined in a similar manner, except that fair values would be reduced by the cost of disposal. Losses due to impairment of long-lived assets are charged to operations during the period in which the impairment is identified.

Income Taxes

We account for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance to reduce our deferred tax assets to their estimated realizable value.

Stock-Based Compensation

As of December 31, 2004, we had eight stock-based employee compensation plans, which are described more fully in Note 15. We account for those plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The following table illustrates the effect on net loss and loss per share if we had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation (in thousands, except per share amounts):

Year ended December 31,	**2004**	2003 (restated)	2002 (restated)
Net loss, as reported	**$(18,062)**	$(34,601)	$(75,668)
Add: stock-based employee compensation expense included in reported net loss	**–**	390	260
Adjust: total stock-based employee compensation (expense) benefit determined under fair value based method for all awards	**(15,364)**	(8,362)	37,577
Pro forma net loss	**$(33,426)**	$(42,573)	$(37,831)
Loss per share:			
Basic and diluted – as reported	**$ (0.06)**	$ (0.40)	$ (0.49)
Basic and diluted – pro forma	**$ (0.12)**	$ (0.44)	$ (0.24)

The $15.4 million and $8.4 million increases and $37.6 million reductions to the pro forma employee compensation expense during 2004, 2003 and 2002, respectively, were inclusive of reductions for the effect related to options cancelled as a result of employee terminations, offset by amortization of compensation determined under the fair-value based method.

Revenue Recognition and Concentration of Credit Risk

The majority of our revenue is derived from high-performance Internet connectivity and related colocation services. Our revenues are generated primarily from the sale of Internet connectivity services at fixed rates or usage-based pricing to our customers that desire a DS-3 or faster connection and other ancillary services, such as colocation, content distribution, server management and installation services, virtual private networking services, managed security services, data backup, remote storage and restoration services, and video conferencing services. We also offer T-1 and fractional DS-3 connections at fixed rates.

We recognize revenue when persuasive evidence of an arrangement exists, the service has been provided, the fees for the service rendered are fixed or determinable and collectibility is probable. Contracts and sales or purchase orders are used to determine the existence of an arrangement. We test for availability or use shipping documents when applicable to verify delivery of our product or service. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment.

Deferred revenue consists of revenue for services to be delivered in the future and consist primarily of advance billings, which are amortized over the respective service period. Revenue associated with billings for installation of customer network equipment are deferred and amortized over the estimated life of the customer relationship, as the installation service is integral to our primary service offering and does not have value to a customer on a stand-alone basis (generally two years). Deferred post-contract customer support ("PCS") associated with sales of our Flow Control Platform solution and similar products are amortized ratably over the contract period (generally one year).

We routinely review the creditworthiness of our customers routinely. If we determine that collection of service revenue is uncertain, we do not recognize revenue until cash has been collected. Additionally, we maintain allowances for doubtful accounts resulting from the inability of our customers to make required payments on accounts receivable. The allowance for doubtful accounts is based upon specific and general customer information, which also includes estimates based on management's best understanding of our customers' ability to pay. Customers' ability to pay takes into consideration payment history, legal status (i.e., bankruptcy), and the status of services being provided by the Company. Once all collection efforts have been exhausted, we write the uncollectible balance off against the allowance for doubtful accounts. We also estimate a reserve for sales adjustments, which reduces net accounts receivable and revenue. The reserve for sales adjustments is based upon specific and general customer information, including outstanding promotional credits, customer disputes, credit adjustments not yet processed through the billing system and historical activity. If the financial condition of our customers were to deteriorate, or management becomes aware of new information impacting a customer's credit risk, additional allowances may be required.

Advertising Costs

We expense all advertising costs as they are incurred. Advertising costs for 2004, 2003 and 2002 were $1.3 million, $0.9 million and $0.6 million, respectively.

Net Loss Per Share

Basic and diluted net loss per share has been computed using the weighted average number of shares of common stock outstanding during the period, less the weighted average number of unvested shares of common stock issued that are subject to repurchase. We have excluded all outstanding convertible preferred stock and outstanding options and warrants to purchase common stock from the calculation of diluted net loss per share, as such securities are anti-dilutive for all periods presented (in thousands, except per share amounts):

Year ended December 31,	2004	2003 (restated)	2002 (restated)
Net loss	**$(18,062)**	$(34,601)	$(75,668)
Less deemed dividend related to beneficial conversion feature	–	(34,576)	–
Net loss attributable to common stockholders	**$(18,062)**	$(69,177)	$(75,668)
Basic and diluted:			
Weighted average shares of common stock outstanding used in computing basic and diluted net loss per share	**287,315**	174,602	155,545
Basic and diluted net loss per share	**$ (0.06)**	$ (0.40)	$ (0.49)
Anti-dilutive securities not included in diluted net loss per share calculation:			
Series A Convertible preferred stock	–	58,994	63,281
Options to purchase common stock	**43,949**	39,161	23,321
Warrants to purchase common stock	**14,998**	17,133	17,327
	58,947	115,288	103,929

Segment Information

We use the management approach for determining which, if any, of our products and services, locations, customers or management structures constitute a reportable business segment. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of our reportable segments. Management uses one measurement of profitability and does not disaggregate its business for internal reporting and therefore operates in a single business segment. Through December 31, 2004, product revenue was not significant nor were long-lived assets located and revenue generated outside the United States.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment," which is known as SFAS No. 123(R) and replaces SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." Among other things, SFAS No. 123(R) eliminates the alternative to use the intrinsic value method of accounting for stock-based compensation. SFAS No. 123(R) requires public entities to recognize compensation expense for awards of equity instruments to employees based on the grant-date fair value of the awards. The Company will adopt the provisions of SFAS No. 123(R) on July 1, 2005 using the modified prospective application. Accordingly, the Company will recognize compensation expense for all newly granted awards and awards modified, repurchased, or cancelled after July 1, 2005. Compensation cost for the unvested portion of awards that are outstanding as of July 1, 2005 will be recognized ratably over the remaining vesting period. The compensation cost for the unvested portion of the awards will be based on the fair value at the date of grant, similar to calculations for our pro forma disclosure under SFAS No. 123. Based on our current Employee Stock Purchase Plan, we will recognize compensation expense beginning July 1, 2005.

We estimate that the effect on net income or loss and income or loss per share in the periods following adoption of SFAS No. 123(R) will be consistent with our pro forma disclosure under SFAS No. 123, except that estimated forfeitures will be considered in the calculation of compensation expense under SFAS No. 123(R). However, the actual effect on net income or loss and earnings or loss per share will vary depending upon the number of options granted in 2005 compared to prior years and the number of shares purchased under the Employee Stock Purchase Plan. Further, we have not yet determined the actual model we will use to calculate fair value.

Reclassifications

Certain reclassifications have been made to prior year balances to conform to the current year presentation. These reclassifications had no impact on previously reported net loss, stockholders' equity or cash flows.

3. IMPAIRMENT AND RESTRUCTURING COSTS

Due principally to overcapacity created in the Internet connectivity and Internet Protocol services markets, the Company implemented various restructuring actions in 2001 and 2002. In 2001, the Company exited certain non-strategic real estate lease and license arrangements, consolidated and exited redundant network connections and streamlined the operating cost structure. During 2002, the Company incurred additional restructuring charges, primarily comprised of real estate obligations related to a decision to relocate the corporate office from Seattle, Washington to an existing leased facility in Atlanta, Georgia, net asset write-downs related to the departure from the Seattle office and costs associated with further personnel reductions. The 2002 restructuring and asset impairment charge of $7.6 million was partially offset by a $6.3 million adjustment resulting from the decision to utilize the Atlanta facility as our corporate office. The previously unused space in the Atlanta location had been accrued as part of the restructuring liability established during fiscal year 2001. Included in the $7.6 million 2002 restructuring charge was $1.1 million of personnel costs related to a reduction in force of 145 employees. This represents employee severance payments made during 2002.

For the year ended December 31, 2003, we incurred $1.1 million in restructuring costs which primarily represented retention bonuses and moving expense related to the relocation of our corporate office to Atlanta, Georgia. We continue to evaluate our restructuring reserve as plans are being executed, which could result in additional charges in future periods.

During the quarter ended September 30, 2004, a new sublease was negotiated on one abandoned property and new terms involving a reconfiguration of usable and abandoned space were negotiated with the lessor on another abandoned property, both of which were included in the original restructuring in 2001, and the last of our restructured network infrastructure obligations was terminated. In conjunction with these activities, a comprehensive analysis of the remaining accrued restructuring liability was performed resulting in a net increase of $3.6 million to the restructuring liability. The adjustment is reflected in restructuring costs in the accompanying statement of operations. The net adjustment resulted from an increase of $5.3 million relating to real estate obligations offset by a reduction of $1.7 million pertaining to network infrastructure and other obligations.

Initially in 2001, real estate related restructuring charges of $43.0 million were recorded based upon an estimate of sublease rates and an estimated time to sublease the facilities. The original estimates projected vacant or below-cost sublease rentals for up to five years and assumed favorable or break-even terms after five years. The current analysis concluded that the facilities remaining in the restructuring accrual are taking longer than expected to sublease and those that were subleased resulted in lower than expected sublease rates. Consequently, the currently projected obligations exceed the unadjusted liability by $5.3 million over the remaining lease terms, with the last commitment expiring in July 2015. All of these leases arose from the Company's 2000 acquisition of CO Space. The network infrastructure obligations represented amounts to be incurred under contractual obligations in existence at the time the restructuring plan was initiated. During the quarter ended September 30, 2004, all other remaining contractual obligations for network infrastructure and other costs included in the restructuring were satisfied and we reduced the remaining recorded liability for these obligations from $1.7 million to zero.

Cash reductions in the following tables have been restated to correct for amounts incorrectly recorded against the restructuring liability as discussed in Note 1. Non-cash plan adjustments have been restated to correct for the effect of recording the deferred rent liability related to the Atlanta location coming out of restructuring as discussed in Note 1.

The following table displays the activity and balances for restructuring and asset impairment activity for 2002 (in thousands):

	December 31, 2001 Restructuring Liability (restated)	Restructuring and Impairment Charge	Cash Reductions (restated)	Non-cash Write-downs	Non-cash Plan Adjustments (restated)	December 31, 2002 Restructuring Liability (restated)
Restructuring costs activity for 2001 restructuring charge –						
Real estate obligations	$34,877	$ –	$(10,512)	$(1,645)	$(12,401)	$10,319
Network infrastructure obligations	2,685	–	(1,388)	–	–	1,297
Other	1,904	–	(896)	–	–	1,008
Restructuring costs activity for 2002 restructuring charge –						
Real estate obligations	–	2,200	(400)	–	–	1,800
Personnel	–	1,060	(1,060)	–	–	–
Other	–	212	(112)	–	–	100
Total	39,466	3,472	(14,368)	(1,645)	(12,401)	14,524
Net asset write-downs for 2002 restructuring charge	–	4,100	–	(4,239)	–	(139)
Total	$39,466	$7,572	$(14,368)	$(5,884)	$(12,401)	$14,385

Of the $3.5 million recorded during 2002 as restructuring reserves, $0.2 million related to the direct cost of revenue and $3.3 million related to general and administrative costs.

The following table displays the activity and balances for restructuring and asset impairment activity for 2003 (in thousands):

	December 31, 2002 Restructuring Liability (restated)	Restructuring Charge	Cash Reductions (restated)	December 31, 2003 Restructuring Liability (restated)
Restructuring costs activity for 2001 restructuring charge –				
Real estate obligations	$10,319	$ –	$(4,476)	$5,843
Network infrastructure obligations	1,297	–	(172)	1,125
Other	1,008	–	(141)	867
Restructuring costs activity for 2002 restructuring charge –				
Real estate obligations	1,800	–	(1,800)	–
Personnel	–	1,084	(1,084)	–
Other	100	–	(100)	–
Total	14,524	1,084	(7,773)	7,835
Net asset write-downs for 2002 restructuring charge	(139)	–	–	(139)
Total	$14,385	$1,084	$(7,773)	$7,696

The $1.1 million recorded during 2003 as restructuring reserves related to general and administrative costs.

The following table displays the activity and balances for restructuring and asset impairment activity for 2004 (in thousands):

	December 31, 2003 Restructuring Liability (restated)	Additional Restructuring Charges	Cash Reductions	**December 31, 2004 Restructuring Liability**
Restructuring costs activity for 2001 restructuring charge –				
Real estate obligations	$5,843	$5,323	$(3,013)	**$8,153**
Network infrastructure obligations	1,125	(951)	(174)	–
Other	867	(867)	–	–
Total	7,835	3,505	(3,187)	**8,153**
Net asset write-downs for 2002 restructuring charge	(139)	139	–	–
Total	$7,696	$3,644	$(3,187)	**$8,153**

Of the $5.3 million recorded during 2004 as additional real estate restructuring charges, $3.0 million related to the direct cost of revenue and $2.3 million related to general and administrative costs.

4. BUSINESS COMBINATIONS

On October 1, 2003, we completed our acquisition of netVmg, Inc. ("netVmg") which enables customers to manage Internet traffic cost, performance and operations decisions directly from their corporate locations. The acquisition was recorded using the purchase method of accounting under SFAS No. 141, "Business Combinations." The aggregate purchase price of the acquired company, plus related charges, was $13.7 million and was comprised of 0.3 million shares of our preferred stock, acquisition costs and warrants to purchase 1.5 million shares of our common stock.

The purchase price allocation for netVmg is as follows (in thousands):

Cash acquired	$ 1,443
Restricted cash	105
Inventory	421
Property and equipment	531
Other tangible assets	80
Tangible assets acquired	2,580
Product technology	3,311
Goodwill	8,216
Intangible assets acquired	11,527
Total assets acquired	$14,107
Acquisition expense incurred	$ 79
Liabilities assumed	438
Value of stock issued	13,590
Total liabilities assumed and preferred stock issued	$14,107

On October 15, 2003, we completed our acquisition of Sockeye Networks, Inc. ("Sockeye"). The acquisition was recorded using the purchase method of accounting under SFAS No. 141. The aggregate purchase price of the acquired company, plus related charges, was $1.9 million and was comprised of 1,420,775 shares of our common stock and acquisition costs.

The purchase price allocation for Sockeye is as follows (in thousands):

Cash acquired	$ 864
Restricted cash	20
Property and equipment	291
Other tangible assets	109
Tangible assets acquired	1,284
Goodwill	926
Total assets acquired	$2,210
Acquisition expense incurred	$ 79
Liabilities assumed	281
Value of stock issued	1,850
Total liabilities assumed and common stock issued	$2,210

In accordance with SFAS No. 141, all identifiable assets were assigned a portion of the purchase price of the acquired companies on the basis of their respective fair values. Intangible assets other than goodwill are amortized over their average estimated useful lives. The value assigned to the identifiable intangible assets was based on an analysis performed by an independent third party as of the date of the acquisitions. Pro forma results of operations have not been presented because the effects of these acquisitions were not material on either an individual or aggregate basis to our results of operations.

As part of our acquisition of CO Space on June 20, 2000, we recorded a pre-acquisition liability of $1.3 million for network equipment purchased by CO Space. During 2003, we reevaluated the likelihood of settling the liability related to this equipment and concluded that a contingent obligation no longer exists. Therefore, the liability was eliminated resulting in a one-time reduction in costs and expense of $1.3 million.

5. INVESTMENTS

On April 10, 2001, we announced the formation of a joint venture with NTT-ME Corporation of Japan. The formation of the joint venture involved our cash investment of $2.8 million to acquire 51% of the common stock of the newly formed entity, Internap Japan. We are unable to assert control over the joint venture's operational and financial policies and practices required to account for the joint venture as a subsidiary whose assets, liabilities, revenue and expense would be consolidated (due to certain minority interest protections afforded to our joint venture partner, NTT-ME Corporation). We are, however, able to assert significant influence over the joint venture and, therefore, account for our joint venture investment using the equity-method of accounting pursuant to APB Opinion No. 18 "The Equity Method of Accounting for Investments in Common Stock" and consistent with EITF 96-16 "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights."

During the year ended December 31, 2002, the joint venture authorized a capital call pursuant to which we invested an additional $1.3 million and maintained our 51% ownership interest. We recognized our proportional share of Internap Japan's losses totaling $1.2 million and recorded an unrealized translation gain of $149,000, resulting in a net investment balance of $1.9 million at December 31, 2002. During the year ended December 31, 2003, we recognized our proportional share of Internap Japan's losses totaling $0.8 million and recorded an unrealized translation gain of $151,000, resulting in a net investment balance of $1.2 million at December 31, 2003. During the year ended December 31, 2004, we recognized our proportional share of Internap Japan's losses totaling $0.4 million and recorded an unrealized translation gain of $55,000, resulting in a net investment balance of $0.9 million at December 31, 2004.

We account for investments without readily determinable fair values at cost. Realized gains and losses and declines in value of securities judged to be other than temporary are included in other expense. On February 22, 2000, pursuant to an investment agreement, we purchased 588,236 shares of Aventail series D preferred stock at $10.20 per share for a total cash investment of $6.0 million. Aventail is a privately held enterprise for which no active market for its securities exists. During 2001, we concluded based on available information, specifically Aventail's most recent round of financing, that our investment in Aventail had experienced a decline in value that was other than temporary. As a result, during 2001 we recognized a $4.8 million loss on investment when we reduced its recorded basis to $1.2 million, which remains its estimated value as of December 31, 2004.

Investments in marketable securities include high credit quality corporate debt securities and U.S Government Agency debt securities. These investments are classified as available for sale and are recorded at fair value with changes in fair value reflected in other comprehensive income.

Investments consist of the following (in thousands):

	As of December 31, 2004		
	Cost Basis	**Unrealized Gain (Loss)**	**Recorded Value**
Short-term investments in marketable securities	**$12,083**	**$ 79**	**$12,162**
Investments in marketable securities, non-current	**4,671**	**(15)**	**4,656**
Equity-method investments	**505**	**356**	**861**
Cost basis investments	**1,176**	**–**	**1,176**
	$18,435	**$420**	**$18,855**

	As of December 31, 2003		
	Cost Basis	Unrealized Gain	Recorded Value
Equity-method investments	$ 895	$300	$1,195
Cost basis investments	1,176	–	1,176
	$2,071	$300	$2,371

6. PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

December 31,	**2004**	2003 (restated)
Network equipment	**$ 95,149**	$ 48,117
Network equipment under capital lease	**1,596**	37,075
Furniture, equipment and software	**32,319**	27,549
Furniture, equipment and software under capital lease	**–**	4,434
Leasehold improvements	**63,314**	63,338
Property and equipment, gross	**192,378**	180,513
Less: Accumulated depreciation and amortization ($310 and $37,849 related to capital leases at December 31, 2004 and 2003, respectively)	**(138,000)**	(127,788)
Property and equipment, net	**$ 54,378**	$ 52,725

Assets under capital leases are pledged as collateral for the underlying lease agreements. Assets not under lease are pledged as collateral under our revolving credit facility or notes payable facilities.

On September 30, 2004, management negotiated the buy-out of all remaining lease schedules under a Master Lease Agreement with our primary supplier of network equipment for $19.7 million (Note 10). This purchase resulted in a $35.5 million transfer from network equipment under capital lease to network equipment and a transfer of $35.3 million of accumulated amortization under capital lease to accumulated depreciation. During the year ended December 31, 2002, the Company entered into a similar amendment to the same master lease agreement purchasing a portion of our leased network equipment for $5.8 million. This purchase resulted in a $23.7 million transfer from network equipment under capital lease to network equipment and a transfer of $19.6 million of accumulated amortization under capital lease to accumulated depreciation.

7. GOODWILL AND OTHER INTANGIBLE ASSETS

The Company performs its annual goodwill impairment test as of August 1 of each calendar year. With the assistance of a third party valuation expert, the Company estimated the fair value of its reporting units utilizing a discounted cash flow method. Based on the results of these analyses the Company's goodwill was not impaired as of August 1, 2004.

The assumptions, inputs and judgments used in performing the valuation analysis are inherently subjective and reflect estimates based on known facts and circumstances at the time the valuation is performed. The use of different assumptions, inputs and judgments, or changes in circumstances, could materially affect the results of the valuation. Adverse changes in the valuation would necessitate an impairment charge for the goodwill held by us. As of December 31, 2004 and 2003, the recorded amount of goodwill totaled $36.3 million and $36.2 million, respectively.

Generally, any adjustments made as a result of the impairment testing are required to be recognized as operating expense. We will perform our annual impairment testing as of August 1 each year absent any impairment indicators that may cause more frequent analysis, as required by SFAS No. 142, "Goodwill and Other Intangible Assets."

The components of our amortizing intangible assets are as follows (in thousands):

	December 31, 2004		December 31, 2003	
	Gross Carrying Amount	**Accumulated Amortization**	Gross Carrying Amount	Accumulated Amortization
Contract based	**$14,518**	**$(14,234)**	$14,518	$(14,207)
Technology based	**5,911**	**(3,297)**	5,911	(2,734)
	$20,429	**$(17,531)**	$20,429	$(16,941)

Amortization expense for identifiable intangible assets during 2004, 2003 and 2002 was $0.6 million, $3.4 million and $5.6 million, respectively. Estimated amortization expense for the next five years and thereafter is as follows *(in thousands)*:

Years Ending December 31,	
2005	$ 578
2006	545
2007	443
2008	443
2009	443
Thereafter	446
	$2,898

8. ACCRUED LIABILITIES

Accrued liabilities consist of the following (in thousands):

December 31,	**2004**	2003
Taxes	**$4,051**	$2,206
Compensation payable	**1,225**	1,791
Network commitments	**608**	2,616
Insurance payable	**303**	830
Other	**1,082**	1,142
	$7,269	$8,585

9. REVOLVING CREDIT FACILITY AND NOTES PAYABLE

Revolving credit facility and notes payable consist of the following (in thousands):

December 31,	**2004**	2003
Revolving credit facility	**$ –**	$ 8,392
Notes payable to financial institutions	**18,073**	3,349
Notes payable to vendors	**441**	1,716
	$18,514	$13,457

The Company has a $20.0 million revolving credit facility, a $5.0 million term loan which reduces availability under the revolving credit facility and a new $17.5 million term loan under a loan and security agreement with Silicon Valley Bank. The agreement was amended as of September 30, 2004, to add the $17.5 million term loan, extend the expiration date of the revolving credit facility from October 22, 2004 to September 29, 2005 and update loan covenants.

The new term loan has a fixed interest rate of 7.5% and is due in 48 equal monthly installments of principal plus interest through September 1, 2008. The balance outstanding at December 31, 2004 was $16.4 million. The loan was used to purchase assets recorded as capital leases under a master agreement with our primary supplier of networking equipment (Note 10).

Availability under the revolving credit facility, including the $5.0 million term loan, is based on 80% of eligible accounts receivable plus 50% of unrestricted cash and marketable investments. In addition, the loan and security agreement will make available to us an additional $5.0 million under a term loan if we meet certain debt coverage ratios. At December 31, 2004, the balance outstanding under the $5.0 million term loan was $1.7 million along with $1.5 million of letters of credit issued, and we had available $11.8 million in borrowing capacity under the revolving credit facility. As of December 31, 2004, the interest rate under the $5.0 million term loan was fixed at 8.0%. This credit facility expires on September 29, 2005. There can be no assurance that the credit facility will be renewed upon expiration or that we will be able to obtain credit facilities on commercially favorable terms.

The credit facility contains certain covenants, including the maintenance of a minimum quick ratio not less than 1.50 to 1, minimum cash EBITDA, as defined in the credit facility, through certain pre-determined periods and restrictions on our ability to incur further indebtedness. As of December 31, 2004, the Company was in violation of a loan covenant requiring minimum cash EBITDA, as defined, and subsequently received a formal waiver from the bank. The violation was primarily the result of (1) higher than anticipated capital expenditures in the quarter ended December 31, 2004 relating to facility and data center expansion and (2) to a lesser extent, the subsequent impact of the restatement on the minimum cash EBITDA calculation.

The Company was also in violation of a loan covenant requiring minimum cash EBITDA, as defined, for the quarter ended September 30, 2004, and subsequently received a formal waiver from the bank. The violation resulted from the restructuring charge that caused the minimum cash EBITDA for that period to be less than the level required under the credit facility.

In addition, subsequent to filing the Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, management became aware of information that the Company was not in compliance with certain non-financial reporting covenants for the May 31, 2004 and June 30, 2004 reporting periods. Management promptly responded and corrected the violation within the specified cure period and received a formal waiver in conjunction with the September 30, 2004 amended credit facility with Silicon Valley Bank.

During 2002, we completed negotiations with a colocation space provider that resulted in a reduction of the periodic rents paid to the provider for 36 months in exchange for a $2.7 million note payable in quarterly installments over 36 months. The note bears interest at a rate of 5.5% and is secured by leasehold improvements, equipment, and customer revenue at one of our network access points. The note payable was recorded with an equal prepaid asset that is being amortized to direct cost of revenue over 36 months. Outstanding borrowings under this note were $0.4 million and $1.3 million at December 31, 2004 and 2003, respectively. In addition, two other installment notes with vendors having a combined outstanding balance of $0.4 million were paid-off in 2004.

Maturities of notes payable at December 31, 2004 are as follows (in thousands):

Years Ending December 31,	
2005	$ 6,483
2006	4,375
2007	4,375
2008	3,281
Total maturities and principal payments	18,514
Less: current portion	(6,483)
Notes payable, less current portion	$12,031

The carrying value of our notes payable as of December 31, 2004, approximates fair value as the interest rates approximate current market rates of similar debt obligations.

10. CAPITAL LEASES

Capital lease obligations and the leased property and equipment are recorded at acquisition at the present value of future lease payments based upon the terms of the related lease agreement. On September 30, 2004, management negotiated the buy-out of all remaining lease schedules under a master lease agreement with our primary supplier of network equipment. Under the terms of the buy-out agreement, the Company paid $19.7 million, comprising remaining capital lease obligations as of September 30, 2004, along with end-of-lease asset values and sales tax, resulting in a $2.2 million increase to fixed assets. The $19.7 million buy-out was funded through $2.2 million in cash on hand and the proceeds from the aforementioned $17.5 million term loan from Silicon Valley Bank. As of December 31, 2004, the Company's other remaining capital lease has an expiration date of June 2007. The lease includes a bargain purchase option allowing us to purchase the equipment at the end of the lease.

An amendment in 2002 of the master lease agreement noted above extended the payment terms and provided for a deferral of lease payments of the underlying lease schedules for a period of 24 months in exchange for a buy-out payment of $12.1 million in satisfaction of the outstanding lease obligation on 14 schedules totaling $6.3 million and for the purchase of the equipment leased under the same schedules totaling $5.8 million.

This extension of payment terms reduced the present value of our future lease payments and, therefore, we reduced our capital lease obligation and the cost basis of our related leased property and equipment by $2.6 million. At December 31, 2003, the capital lease obligation and leased property accounts were reduced by $0.9 million representing the remaining discount. Interest continued to accrue on a periodic basis and added to the capital lease obligation through March 2004, the remaining deferral period.

Future minimum capital lease payments together with the present value of the minimum lease payments are as follows (in thousands):

Years Ending December 31,	
2005	$ 607
2006	607
2007	303
	1,517
Less: amounts representing imputed interest	(199)
Present value of minimum lease payments	1,318
Less: current portion	(512)
Capital lease obligations, less current portion	$ 806

11. INCOME TAXES

We account for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance to reduce our deferred tax assets to their estimated realizable value.

A reconciliation of the provision (benefit) for income taxes to the amount compiled by applying the statutory federal income tax rate to loss before income taxes is as follows:

Year Ended December 31,	**2004**	2003	2002
Federal income tax benefit at statutory rates	**(34)%**	(34)%	(34)%
State income tax benefit at statutory rates	**(4)**	(4)	(4)
Foreign operating losses at statutory rates	**–**	1	–
Stock compensation expense	**–**	(1)	–
Other, net	**1%**	1	–
Change in valuation allowance	**37%**	37%	38%
Effective tax rate	**0%**	0%	0%

Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of deferred taxes relate to the following (in thousands):

Year Ended December 31,	2004	2003 (restated)
Deferred income tax assets:		
Net operating loss carryforwards	**$ 132,181**	$ 123,212
Capital loss carryforwards	**5,383**	5,446
Investments	**1,824**	1,824
Restructuring costs	**3,098**	2,435
Provision for doubtful accounts	**402**	1,017
Deferred revenue	**832**	1,491
Accrued compensation	**157**	144
Property and equipment	**23,372**	24,532
Deferred rent	**2,120**	2,353
Other	**675**	448
	170,044	162,902
Deferred income tax liabilities:		
Purchased intangibles	**(1,059)**	(1,228)
Other	**(3)**	–
	(1,062)	(1,228)
	168,982	161,674
Valuation allowance	**(168,982)**	(161,674)
Net deferred tax assets	**$ –**	$ –

As of December 31, 2004, we have net operating loss carryforwards and capital loss carryforwards of approximately $554.2 million and $14.0 million, respectively. The net operating loss carryforwards expire during 2012 through 2024. The capital loss carryforwards expire in 2006. Utilization of net operating losses and capital loss carryforwards are subject to the limitations imposed by Section 382 of the Internal Revenue Code. Under this provision, we will be precluded from utilizing approximately $220.3 million of our net operating and capital loss. The occurrence of additional changes in ownership pursuant to Section 382 of the Internal Revenue Code may have the impact of additional limitations on the use of our net operating losses. We have placed a valuation allowance against our deferred tax assets in excess of deferred tax liabilities due to the uncertainty surrounding the realization of such excess tax assets. Management periodically evaluates the recoverability of the deferred tax asset and the level of the valuation allowance. At such time as it is determined that it is more likely than not that the deferred tax assets are realizable, the valuation allowance will be reduced.

12. EMPLOYEE RETIREMENT PLAN

We sponsor a defined contribution retirement savings plan that qualifies under Section 401(k) of the Internal Revenue Code. Plan participants may elect to have a portion of their pre-tax compensation contributed to the plan, subject to certain guidelines issued by the Internal Revenue Service. Employer contributions are discretionary and were $0.2 million, and $0.3 million for 2004 and 2002, respectively. No employer contributions were made during 2003.

13. COMMITMENTS, CONTINGENCIES, CONCENTRATIONS OF RISK AND LITIGATION

Operating Leases

We, as lessee, have entered into leasing arrangements relating to office and service point rental space and office equipment that are classified as operating leases. Future minimum lease payments on non-cancelable operating leases are as follows at December 31, 2004 (in thousands):

Years Ending December 31,	
2005	$ 13,953
2006	10,633
2007	10,630
2008	9,908
2009	9,826
Beyond 2009	72,684
	$127,634

Rent expense was $12.9 million, $13.1 million and $14.8 million for the years ended December 31, 2004, 2003 and 2002, respectively. Sub-lease income, recorded as a reduction of rent expense, was $0.3 million, $0.3 million, and $0.4 million during the years ended December 31, 2004, 2003, and 2002, respectively.

Service Commitments

We have entered into service commitment contracts with Internet network service providers to provide interconnection services and colocation providers to provide space for customers. Minimum payments under these service commitments are as follows at December 31, 2004 (in thousands):

Years Ending December 31,	
2005	$21,126
2006	5,692
2007	2,686
2008	2,685
2009	2,298
Beyond 2009	11,525
	$46,012

Concentrations of Risk

We participate in a highly volatile industry that is characterized by strong competition for market share. We, and others in the industry encounter aggressive pricing practices, evolving customer demands and continual technological developments. Our operating results could be negatively affected should we not be able to adequately address pricing strategies, customers' demands, and technological advancements.

We depend on other companies to supply various key elements of our infrastructure including the network access local loops between our network access points and our Internet network service providers and the local loops between our network access points and our customers' networks. In addition, the routers and switches used in our network infrastructure are currently supplied by a limited number of vendors. We currently purchase routers and switches from a limited number of vendors. Furthermore, we do not carry significant inventories of the products we purchase, and we have no guaranteed supply arrangements with our vendors. A loss of a significant vendor could delay build-out of our infrastructure and increase our costs. If our limited source of suppliers fails to provide products or services that comply with evolving Internet standards or that interoperate with other products or services we use in our network infrastructure, we may be unable to meet all or a portion of our customer service commitments, which could adversely affect our business, results of operations and financial condition.

Litigation

We may be subject to legal proceedings, claims and litigation arising in the ordinary course of business. Although the outcome of these matters is currently not determinable, we do not expect that the ultimate costs to resolve these matters will have a material adverse effect on our financial condition, results of operations or cash flows.

In July 2004, the Company received an assessment from the New York State Department of Taxation and Finance for $1.4 million, including interest and penalties, resulting from an audit of the Company's state income tax returns for the years 2000-2002. The assessment relates to an unpaid license fee due upon the Company's entry into the state for the privilege of doing business in the state. Management recorded its best estimate of the probable liability resulting from the assessment as of June 30, 2004, reflected in accrued liabilities and general and administrative expense in the accompanying financial statements as of and for the year ended December 31, 2004. Management continues to believe that any difference between the accrued liability and final resolution of the assessment will not have a negative material impact on the results of operations, financial position or liquidity of the Company.

14. CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY

Convertible Preferred Stock

Effective September 14, 2004, all shares of our outstanding series A convertible preferred stock were mandatorily converted into common stock in accordance with the terms of the Company's Certificate of Incorporation. An aggregate of 1.7 million shares of convertible preferred stock with a recorded value of $49.6 million was converted into 56.2 million shares of common stock. Accordingly, as of December 31, 2004, the Company had no shares of series A convertible preferred stock outstanding. The mandatory conversion had no effect on the outstanding warrants to purchase common stock that were issued in conjunction with the series A preferred stock.

The series A preferred stock was initially reported as mezzanine financing because holders of the series A preferred stock had rights to receive payment of shares under specific circumstances which were deemed to be outside our control. In July 2003, we amended the deemed liquidation provisions of our charter to eliminate the events that could result in payment to the series A preferred stockholders such that the events giving rise to payment would be within our control. As a result, 2.9 million shares of our series A preferred stock, with a recorded value of $78.6 million, were reclassified from mezzanine financing to stockholders' equity during 2003.

The August 2003 common stock private placement discussed below resulted in a decrease of the conversion price of our series A preferred stock to $0.95 per share and an increase in the number of shares of common stock issuable upon conversion of all shares of series A preferred stock by 34.5 million shares. We recorded a deemed dividend of $34.6 million, which is attributable to the additional incremental number of shares the series A preferred stock convertible into common stock. Also as a result of the private placement, under the terms of the common stock warrants issued on September 14, 2001 by us in connection with issuance of the series A preferred stock, the exercise price for the warrants to purchase 17.3 million shares of or common stock was adjusted from $1.48 per share of common stock to $0.95 per share.

During 2003, series A stockholders converted 1.5 million shares of series A preferred stock into 50.6 million shares of common stock at a recorded value of $41.5 million. Including the mandatory conversion on September 14, 2004, 1.8 million shares of series A preferred stock were converted in to 59.0 million shares of common stock at a recorded value of $51.8 million during 2004.

Common Stock

On February 18, 2004, our common stock began trading on the American Stock Exchange, or AMEX, under the symbol "IIP." We voluntarily delisted our common stock from the NASDAQ SmallCap Market effective February 17, 2004.

On March 4, 2004, we sold 40.25 million shares of our common stock in a public offering at a purchase price of $1.50 per share which resulted in net proceeds to us of $55.9 million, after deducting underwriting discounts and commissions and estimated offering expense. We continue to use the net proceeds from the offering for general corporate purposes. General corporate purposes may include capital investments in our network access point infrastructure and systems, repayment of debt and capital lease obligations and potential acquisitions of complementary businesses or technologies.

On August 22, 2003, we issued 10.65 million shares of our common stock in a private placement at a price of $0.95 per share. We received $9.5 million, net of issuance cost. In addition, in connection with the amendment of one of our equipment leases, we issued 0.2 million shares of common stock to our primary supplier.

On October 15, 2003, in connection with our acquisition of Sockeye and as discussed in Note 4, we issued an aggregate of 1.4 million shares of our common stock in a private placement to the stockholders of Sockeye.

Warrants to Purchase Common Stock

As of December 31, 2004, there were warrants outstanding to purchase 15.0 million shares of our common stock at a weighted average exercise price of $0.95 per share.

On September 14, 2001, in conjunction with our series A preferred stock financing, we issued warrants to purchase up to 17.1 million shares of common stock at $1.48256 per share for a period of five years. The value allocated to these warrants was estimated to be $9.3 million based upon the Black-Scholes model. As a result of the private placement of our common stock in August 2003, the exercise price of the warrants was adjusted to $0.95 per share.

On October 20, 2003, we issued warrants to purchase 0.4 million shares of common stock at an exercise price of $0.95 in connection with a private placement of our common stock. These warrants expire on August 22, 2008.

In connection with our acquisition of netVmg Inc., we granted warrants to purchase an aggregate of 1.5 million shares of our common stock to stockholders of netVmg Inc. These warrants are exercisable if netVmg Inc. stockholders participate in a private placement of shares of our common or preferred stock and their participation is in an amount equal to or greater than $4.4 million. Each warrant is exercisable for one share of our common stock at an exercise price of $0.95 per share and expires on October 1, 2006. There was no value allocated to these warrants as of December 31, 2004.

Outstanding warrants to purchase shares of common stock at December 31, 2004, are as follows (shares in thousands):

Year of Expiration	Weighted Average Exercise Price	Shares
2005	$ –	–
2006	0.95	14,657
2007	–	–
2008	0.95	341
		14,998

15. STOCK-BASED COMPENSATION PLANS

During March 1998, our board of directors adopted the 1998 Stock Options/Stock Issuance Plan (the "1998 Plan"), which provides for the issuance of incentive stock options and non-qualified options to eligible individuals responsible for Internap's management, growth and financial success. Shares of common stock reserved for the 1998 Plan during March 1998 totaled 8.1 million and were increased to 10.1 million during January 1999. As of December 31, 2004 there were 2.0 million options outstanding and 0.6 million options available for grant pursuant to the 1998 Plan.

During June 1999, our board of directors adopted the 1999 Equity Incentive Plan (the "1999 Plan"), which provides for the issuance of incentive stock options and non-qualified stock options to eligible individuals responsible for Internap's management, growth and financial success. As of December 31, 1999, 13.0 million shares of common stock were reserved for the 1999 Plan. Upon the first nine anniversaries of the adoption date of the 1999 Plan, the number of shares reserved for issuance under the 1999 Plan will automatically be increased by 3.5% of the total shares of common stock then outstanding or, if less, by 6.5 million shares. Accordingly on June 19, 2000 and 2001, the number of shares reserved for the grant of stock options under the 1999 Plan was increased by 4.8 million and 5.3 million shares, respectively. There was no increase to options reserved for issuance under the 1999 Plan during 2002 to 2004. The terms of the 1999 Plan are the same as the 1998 Plan with respect to incentive stock options treatment and vesting. As of December 31, 2004, there were 15.2 million options outstanding and no options available for grant pursuant to the 1999 Plan.

During July 1999, we adopted the 1999 Non-Employee Directors' Stock Option Plan (the "Director Plan"). The Director Plan provides for the grant of non-qualified stock options to non-employee directors. A total of 1.0 million shares of Internap's common stock have been reserved for issuance under the Director Plan. Under the terms of the Director Plan, 0.5 million fully vested options were granted to existing directors on the effective date of our initial public offering with an exercise price of $10.00 per share. Subsequent to our 1999 initial public offering, initial grants, which are fully vested as of the date of the grant, of 80,000 shares of our common stock are to be made under the Director Plan to all non-employee directors on the date such person is first elected or appointed as a non-employee director. On the day after each of our annual stockholder meetings, starting with the annual meeting in 2000, each non-employee director will automatically be granted a fully vested and exercisable option for 20,000 shares, provided such person has been a non-employee director for at least the prior six months. The options are exercisable as long as the non-employee director continues to serve as a director, employee or consultant of Internap or any of its affiliates. During December 2003, the number of shares reserved for grant under the Director Plan was increased by 3.0 million shares. As of December 31, 2004, there were 0.9 million options outstanding and 2.9 million options available for grant pursuant to the Director Plan.

During May 2000, we adopted the 2000 Non-Officer Equity Incentive Plan (the "2000 Plan"). The 2000 Plan initially authorized the issuance of 1.0 million shares of our common stock. On July 18, 2000, our board of directors increased the shares reserved under the 2000 Plan to 4.5 million. Under the 2000 Plan, we may grant stock options only to Internap employees who are not officers or directors. Options granted under the 2000 Plan are not intended to qualify as incentive stock options under the Internal Revenue Code. Otherwise, options granted under the 2000 Plan generally will be subject to the same terms and conditions as options granted under the 1999 Plan. As of December 31, 2004, there were 2.8 million options outstanding and 0.8 million options available for grant pursuant to the 2000 Plan.

In connection with the 2000 acquisition of CO Space, we assumed the CO Space, Inc. 1999 Stock Incentive Plan (the "CO Space Plan"). After applying the acquisition conversion ratio, the CO Space Plan authorizes the issuance of up to 1.3 million options to purchase shares of Internap's common stock. As of December 31, 2004, there were 0.3 million options outstanding and 0.8 million options available for grant pursuant to the CO Space Plan.

In connection with the 2000 acquisition of VPNX, we assumed the Switchsoft Systems, Inc. Founders 1996 Stock Option Plan and the Switchsoft Systems, Inc. 1997 Stock Option Plan (the "VPNX Plans"). After applying the acquisition conversion ratio, the VPNX Plans authorize the issuance of up to 0.3 million options to purchase shares of our common stock. As of December 31, 2004, there were 0.2 million options outstanding and no options available for grant pursuant to the VPNX Plans.

On September 10, 2002, we adopted the Internap Network Services Corporation 2002 stock compensation plan ("2002 Plan"). The 2002 Plan provides for the grant of non-qualified stock options to employees and non-employees. A total of 32.0 million shares of our common stock have been reserved for issuance under the 2002 Plan; however, this overall share reserve is reduced by any outstanding options issued under the existing plans discussed above. The maximum number of shares granted to a single participant in any particular year is 10.0 million shares. Also, subject to certain exclusions, the maximum number of awards issued to officers and directors is limited to 50% of the shares eligible for issuance at the time of the award or grant. During December 2003, the number of shares reserved for grant under the 2002 Plan was increased by 21.0 million shares. As of December 31, 2004, there were 22.8 million options outstanding and 3.6 million options available for grant pursuant to the 2002 Plan.

Incentive stock options may be issued only to our employees and have a maximum term of 10 years from the date of grant. The exercise price for incentive stock options may not be less than 100% of the estimated fair market value of the common stock at the time of the grant. All shares issued under stock option plans are issued at the fair value at the date of grant. In the case of options granted to holders of more than 10% of the voting power of the Company, the exercise price may not be less than 110% of the estimated fair market value of the common stock at the time of grant, and the term of the option may not exceed five years. Options become exercisable in whole or in part from time to time as determined by the board of directors at the date of grant, which will administer the Plan. Both incentive stock options and non-qualified options generally vest over four years.

We have elected to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of our common stock at the date of grant over the exercise price to be paid to acquire the stock.

On January 6, 2003, under the terms of a related tender offer to allow domestic employees to cancel certain outstanding stock option grants, we accepted cancellation of 2.0 million options to purchase shares of common stock. On that date, we agreed to grant the same employees options to purchase 2.0 million shares of common stock to be granted six months and one day after the cancellation, or subsequent to June 7, 2003. The tender offer provides, however, that (i) the exercise price of the future grant must be the fair value of our common stock on the date of grant; the participating employees must also cancel all options granted six months prior to November 18, 2002, offer exchange date; (ii) the participating employees must not receive any additional grants of options prior to the future grant date; and (iii) the participating employees must be domestic common law employees of our on the date of grant. Since we account for stock-based compensation using the intrinsic value method prescribed by APB Opinion No. 25, compensation cost for stock options is measured as the excess, if any, of the fair value of our stock at the date of grant over the exercise price to be paid to acquire the stock. Therefore, we did not recognize compensation expense related to the grant of the new options.

Option activity for each of the three years ended 2004 under all of our stock option plans is as follows (shares in thousands):

	Shares	Weighted Average Exercise Price
Balance, December 31, 2001	25,732	$4.21
Granted	11,668	0.60
Exercised	(1,252)	0.25
Cancelled	(12,827)	4.49
Balance, December 31, 2002	23,321	2.43
Granted	25,499	1.22
Exercised	(1,974)	0.89
Cancelled	(7,685)	3.47
Balance, December 31, 2003	39,161	1.52
Granted	16,376	1.74
Exercised	(7,502)	0.57
Cancelled	(4,086)	2.25
Balance, December 31, 2004	**43,949**	**$1.70**

The following table summarizes information about options outstanding at December 31, 2004 (shares in thousands):

	Options Outstanding		Options Exercisable (Excluding Options Which Shares Would Be Subject to the Company's Right of Repurchase)	
Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life (In years)	Number of Shares	Weighted Average Exercise Prices
$0.03 – $ 0.43	3,821	7.2	1,805	$0.27
$0.44 – $ 0.60	7,910	8.1	3,233	0.47
$0.62 – $ 1.10	5,779	8.1	2,689	0.85
$1.11 – $ 1.43	5,494	8.2	3,312	1.24
$1.45 – $ 1.87	5,992	8.9	3,510	1.55
$1.88 – $ 2.00	7,926	8.9	2,196	2.14
$2.24 – $ 2.44	6,019	9.1	20	2.43
$2.45 – $69.88	1,008	5.5	954	17.01
$0.03 – $69.88	43,949	8.4	17,719	1.70

During July 1999, we adopted the 1999 Employee Stock Purchase Plan (the 1999 "ESPP"). The 1999 ESPP provides a means by which employees may purchase Internap common stock through payroll deductions. The purchase plan is implemented by offering rights to eligible employees. Under the purchase plan, management may specify offerings with duration of not more than 27 months, and may specify shorter purchase periods within each offering. The first offering began on September 29, 1999 and terminated on September 30, 2002. Purchase dates occurred each March 31 and September 30 through March 31, 2004. The plan was suspended at that time. Employees who participate in an offering under the purchase plan may have up to 15% of their earnings withheld. The amount withheld is then used to purchase shares of the common stock on specified dates determined by the board of directors. The price of common stock purchased under the ESPP is equal to 85% of the lower of the fair market value of the common stock at the commencement date of each offering period or the relevant purchase date. Employees may end their participation in an offering at any time during the offering except during the 15-day period immediately prior to a purchase date. Employees' participation in all offerings ends automatically on termination of their employment with Internap or one of its subsidiaries. A total of 3.0 million shares of common stock have been reserved for issuance pursuant to the 1999 ESPP. Upon the first nine anniversaries of the adoption date of the ESPP, the number of shares reserved for issuance under the ESPP will be increased by 2% of the total number of shares of common stock then outstanding or, if less, by 3.0 million shares. Accordingly, on July 24, 2000 and July 23, 2001, pursuant to the terms of the ESPP, the number of shares reserved for the sale of stock under the ESPP was increased by 1.5 million shares on each date. There was no increase to shares reserved during 2002 to 2004. The ESPP is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code. A total of 1.0 million shares were issued under the 1999 ESPP on March 31, 2004.

Effective June 15, 2004, we adopted the 2004 Employee Stock Purchase Plan (the "2004 ESPP"). Purchase dates now occur each June 30 and December 31. The 2004 ESPP operates similarly to the 2002 ESPP with the initial purchase period ending December 31, 2004. A total of 6.0 million shares of common stock have been reserved for issuance pursuant to the 2004 ESPP. A total of 0.5 million shares were issued under the 2004 ESPP on December 31, 2004.

We have adopted the disclosure only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Pro forma information regarding the net loss is required by SFAS No. 123, and has been determined as if we had accounted for its employee stock options (including ESPP participation) under the fair value method. The fair value of options granted in each year during the three years ended December 31, 2004 (including ESPP participation) was estimated at the date of grant using the Black-Scholes model assuming no expected dividends and the following weighted average assumptions:

Year Ended December 31,	**2004**	2003	2002
Risk free interest rate	**4.27%**	4.01%	3.52%
Volatility	**142%**	144%	100%
Expected life	**4 years**	4 years	4 years

The pro forma effect of adopting SFAS No. 123 is described in Note 2.

Deferred Stock Compensation

Prior to 2000, we issued stock options to certain employees under the 1998 and 1999 Plans with exercise prices below the deemed fair value of our common stock at the date of grant. In accordance with the requirements of APB Opinion No. 25, we recorded deferred stock compensation for the difference between the exercise price of the stock options and the deemed fair value of the common stock at the date of grant. Additionally, in connection with the acquisition of VPNX, we recorded deferred stock compensation related to the unvested options assumed, totaling $5.1 million.

Deferred stock compensation is amortized to expense over the period during which the options or common stock subject to repurchase vest, generally four years, using an accelerated method as described in Financial Accounting Standards Board Interpretation No. 28.

During 2002, primarily related to reductions in our workforce, we cancelled the options of individuals for whom we had recognized deferred stock compensation and had recognized related expense on unvested options using an accelerated amortization method. Accordingly, during the year ended December 31, 2002, we reduced our deferred stock compensation, which would have been amortized to future expense, by $1.0 million, and we reduced our amortization to expense of deferred stock compensation by $2.7 million to record the benefit of previously recognized expense on unvested options.

As of December 31, 2003, the deferred stock compensation related to such options granted during 1998 and 1999 for the total amount of $28.9 million has been entirely written-off to expense. Amortization of deferred stock compensation was $0.4 million and $0.3 million during the years ended December 31, 2003 and 2002, respectively.

16. RELATED PARTY TRANSACTIONS

As discussed in Note 5, we have an investment in Aventail, who is also a customer for colocation and connectivity services. We invoiced Aventail $0.3 million each year, 2002 through 2004. As of December 31, 2004 and 2003, our outstanding receivables balance with Aventail was less than $0.1 million.

In 2003 and 2002, we engaged Korn/Ferry International, a national executive recruiting firm, to assist in the identification and recruitment of senior executives. For 2003 and 2002, we paid Korn/Ferry $3,178 and $262,000, respectively, in connection with executive placements. As of December 31, 2003, the Company had a liability of $75,000 to be paid to Korn/Ferry. Gregory A. Peters, our president and chief executive officer, is the son-in-law of a managing director of Korn/Ferry.

On January 1, 2002, we entered into a consulting agreement with Lyford Cay Securities Corp., an affiliate of one of our stockholders, INT Investments, Inc., that beneficially owned more than 5% of our outstanding common stock. Under the terms of this consulting agreement, which was completed in 2002, we paid Lyford Cay Securities Corp. $0.4 million to provide us with financial advisory and strategic advice.

We have entered into indemnification agreements with our directors and executive officers for the indemnification of and advancement of expense to such persons to the fullest extent permitted by law. We also intend to enter into these agreements with our future directors and executive officers.

17. UNAUDITED QUARTERLY RESULTS

The following table sets forth unaudited selected quarterly data our unaudited quarterly results of operations for the years ended December 31, 2004 and 2003 as originally reported and on a restated basis. In the opinion of management, this information has been prepared on the same basis as the audited financial statements and all necessary adjustments, consisting of only normal recurring adjustments and the effects of the restatement as disclosed in Note 1, have been included in the amounts stated below to present fairly, in all material respects, the quarterly information when read in conjunction with the audited financial statements and notes thereto included elsewhere in this annual report. The quarterly operating results below are not necessarily indicative of those of future periods (in thousands, except for per share data).

	Quarter Ended			
2004	**March 31** (restated)	**June 30** (restated)	**September 30** (restated)	**December 31**
Revenue	**$ 36,250**	**$ 35,999**	**$35,151**	**$37,146**
Net loss	**(2,745)**	**(4,320)**	**(7,591)**	**(3,406)**
Basic and diluted net loss per share	**$ (0.01)**	**$ (0.02)**	**$ (0.03)**	**$ (0.01)**

The restated amount of net loss differs from the amounts previously reported as a result of the correction of errors described in Note 1, as follows:

Net loss as previously reported	**$ (2,217)**	**$ (3,981)**	**$(9,184)**
Straight-line rent and restructuring	**(379)**	**(392)**	**1,687**
Lease classification	**28**	**(38)**	**(21)**
Leasehold improvements	**(134)**	**(81)**	**(48)**
Other undepreciated assets	**(43)**	**(29)**	**(25)**
Other	**-**	**201**	**-**
Net loss as restated	**$ (2,745)**	**$ (4,320)**	**$(7,591)**

The effect of the corrections reduced the previously reported loss per share by $0.01, from the amount previously reported for the quarter ended September 30, 2004.

	Quarter Ended			
2003	March 31 (restated)	June 30 (restated)	September 30 (restated)	December 31 (restated)
Revenue	$ 34,177	$ 34,240	$34,379	$35,784
Net loss	(12,777)	(10,442)	(8,433)	(2,949)
Basic and diluted net loss per share	$ (0.08)	$ (0.06)	$ (0.25)	$ (0.01)

The restated amount of net loss differs from the amounts previously reported as a result of the correction of errors described in Note 1, as follows:

Net loss as previously reported	$(12,374)	$(10,031)	$ (8,078)	$ (2,555)
Straight-line rent and restructuring	(389)	(396)	(338)	(376)
Lease classification	70	69	68	66
Leasehold improvements	(49)	(49)	(49)	(48)
Other undepreciated assets	(35)	(35)	(36)	(36)
Net loss as restated	$(12,777)	$(10,442)	$ (8,433)	$ (2,949)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Internap 2004 Annual Report

To the Board of Directors and Stockholders
of Internap Network Services Corporation:

We have completed an integrated audit of Internap Network Services Corporation's 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows present fairly, in all material respects, the financial position of Internap Network Services Corporation and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company has restated its consolidated financial statements for the years ended December 31, 2003 and 2002.

Internal Control Over Financial Reporting

Also, we have audited management's assessment, included in Management's Report on Internal Control over Financial Reporting appearing on page 65 of the Internap 2004 Annual Report, that Internap Network Services Corporation did not maintain effective internal control over financial reporting as of December 31, 2004, because the Company did not maintain effective controls over the completeness and accuracy of its deferred rent liability and related lease expense, and leasehold improvements and related amortization, and did not maintain effective controls over its procurement process, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management's assessment:

1. As of December 31, 2004, the Company did not maintain effective controls over the completeness and accuracy of its deferred rent liability and related lease expense, and leasehold improvements and related amortization. Specifically, the Company did not have adequate controls over the selection and monitoring of assumptions and factors affecting lease accounting and the amortization of leasehold improvements. The Company incorrectly applied generally accepted accounting principles to lease agreements with scheduled increases in rental payments resulting in an error in the deferred rent liability and related lease expense. Additionally, the Company amortized leasehold improvements over periods beyond the lease term, applied periodic rental expense against their restructuring liability rather than to current operations, and continued to amortize leasehold improvements related to leases no longer in force. This control deficiency resulted in an adjustment to the Company's consolidated financial statements for the year ended December 31, 2004 and in the restatement of the Company's consolidated financial statements for 2003 and 2002, for each of the quarters in the year ended December 31, 2003 and for the first, second and third quarters for 2004. Additionally, this control deficiency could result in a misstatement to the deferred rent liability, rent expense, leasehold improvements, amortization expense, and restructuring liability that would result in a material misstatement to annual or interim financial statements that would not be prevented or detected. Accordingly, management determined that this control deficiency constitutes a material weakness.

2. As of December 31, 2004, the Company did not maintain effective controls over its procurement process. Specifically, such deficiencies include a lack of effective controls over the authorization of purchase orders, the receipt of goods, and the approval and authorization of vendor payments. In addition, users with financial accounting and reporting responsibilities have unrestricted access to financial applications and data related to the procurement process. These control deficiencies did not result in any adjustment or restatement of the 2004 annual or interim consolidated financial statements. However, these control deficiencies could result in a misstatement of accounts payable and related expense accounts, fixed assets and the related depreciation accounts, and cash payments that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. Accordingly, management determined that these control deficiencies when considered in the aggregate represent a material weakness.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2004 consolidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, management's assessment that Internap Network Services Corporation did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO. Also, in our opinion, because of the effects of the material weaknesses described above on the achievement of the objectives of the control criteria, Internap Network Services Corporation has not maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO.

PricewaterhouseCoopers LLP

Atlanta, Georgia
March 31, 2005

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Internap (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

As of the end of the period covered by this report, we conducted an evaluation of the effectiveness of our internal control over financial reporting, under the supervision and with the participation of our senior management, including our Chief Executive Officer and our Chief Financial Officer. In making its assessment of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework.*

Management's assessment included an evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment. A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. We identified the following material weaknesses:

1. As of December 31, 2004, the Company did not maintain effective controls over the completeness and accuracy of its deferred rent liability and related lease expense, and leasehold improvements and related amortization. Specifically, the Company did not have adequate controls over the selection and monitoring of assumptions and factors affecting lease accounting and the amortization of leasehold improvements. The Company incorrectly applied generally accepted accounting principles to lease agreements with scheduled increases in rental payments resulting in an error in the deferred rent liability and related lease expense. Additionally, the Company amortized leasehold improvements over periods beyond the lease term, applied periodic rental expense against their restructuring liability rather than to current operations, and continued to amortize leasehold improvements related to leases no longer in force. This control deficiency resulted in an adjustment to the Company's consolidated financial statements for the year ended December 31, 2004 and in the restatement of the Company's consolidated financial statements for 2003 and 2002, for each of the quarters in the year ended December 31, 2003 and for the first, second and third quarters for 2004. Additionally, this control deficiency could result in a misstatement to the deferred rent liability, rent expense, leasehold improvements, amortization expense and restructuring liability that would result in a material misstatement to annual or interim financial statements that would not be prevented or detected. Accordingly, management determined that this control deficiency constitutes a material weakness.

2. As of December 31, 2004, the Company did not maintain effective controls over its procurement process. Specifically, such deficiencies include a lack of effective controls over the authorization of purchase orders, the receipt of goods, and the approval and authorization of vendor payments. In addition, users with financial accounting and reporting responsibilities have unrestricted access to financial applications and data related to the procurement process. These control deficiencies did not result in any adjustment or restatement of the 2004 annual or interim consolidated financial statements. However, these control deficiencies could result in a misstatement of accounts payable and related expense accounts, fixed assets and the related depreciation accounts, and cash payments that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. Accordingly, management determined that these control deficiencies when considered in the aggregate represent a material weakness. Because of the material weaknesses described above, our management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2004, based on criteria in *Internal Control – Integrated Framework.*

Our management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

STOCKHOLDER INFORMATION

Internap 2004 Annual Report

Corporate Headquarters

Internap Network Services Corporation
250 Williams Street
Atlanta, GA 30303
404-302-9700
www.internap.com

Investor Relations

Andrew Albrecht
Vice President, Corporate Development/Investor Relations
404-302-9841

Stock Trading Information

Internap's common stock trades on the American Stock Exchange under the ticker symbol: IIP.

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta, GA 30309
678-419-1000

Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
800-937-5449
info@amstock.com

Form 10-K

A copy of Internap's 2004 Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the Securities and Exchange Commission, is posted to the investor relations section of our website, www.internap.com. A printed copy is available without charge to stockholders upon written request by contacting Investor Relations at our headquarters address.

Product/Services Information

Information on Internap's products and services can be obtained by contacting our corporate headquarters or visiting our website at: www.internap.com

Other Information

Forward-looking statements in this annual report are subject to change based on various factors. Stockholders and other persons reading this annual report are urged to read carefully our annual report on Form 10-K for the year ended December 31, 2004, as well as other documents and materials filed by the Company with the Securities and Exchange Commission.

Inquiries regarding stock transfers, lost certificates or address changes should be directed to the transfer agent.

Market and Dividend Information

Internap's common stock is listed on the AMEX under the symbol "IIP" and has traded on the AMEX since February 18, 2004. Our common stock traded on the Nasdaq SmallCap Market from October 4, 2002 until February 17, 2004. Prior to that, our common stock traded on the Nasdaq National Market from September 29, 1999, the date of our initial public offering, until October 4, 2002, when we fell below certain listing criteria of the Nasdaq National Market.

The following table sets forth on a per share basis the high and low closing prices for our common stock on the Nasdaq National Market or the Nasdaq SmallCap Market, as applicable, during the periods indicated.

	High	Low
Year Ended December 31, 2004		
Fourth Quarter	**$1.04**	**$0.50**
Third Quarter	**1.22**	**0.52**
Second Quarter	**1.96**	**1.05**
First Quarter	**2.71**	**1.47**
Year Ended December 31, 2003:		
Fourth Quarter	$2.59	$1.11
Third Quarter	1.55	1.04
Second Quarter	1.37	0.37
First Quarter	0.55	0.39

The Internap beneficial holders as of March 18, 2005 were 44,520.

We have never declared or paid any cash dividends on our capital stock, and we do not anticipate paying cash dividends in the foreseeable future. We are prohibited from paying cash dividends under covenants contained in our current credit agreement. We currently intend to retain our earnings, if any, for future growth. Future dividends on our common stock, if any, will be at the discretion of our board of directors and will depend on, among other things, our operations, capital requirements and surplus, general financial condition, contractual restrictions and such other factors as our board of directors may deem relevant.

BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT TEAM

Internap 2004 Annual Report

Board of Directors

Eugene Eidenberg
Chairman
Managing Director, Granite Venture Associates LLC; and Principal, WR Hambrecht Venture Associates
Director since: 1997

Gregory A. Peters
President and Chief Executive Officer, Internap
Director since: 2002

Charles B. Coe
Former President, BellSouth Network Services
Director since: 2003

James P. DeBlasio
Financial Vice President, Lucent Technologies
Director since: 2003

William J. Harding
General Partner, Morgan Stanley Dean Whitter Venture Partners
Director since: 1999

Fredric W. Harman
General Partner, Oak Investment Partners
Director since: 1999

Patricia Higgins
Former President and Chief Executive Officer, Switch and Data
Director since: 2004

Kevin L. Ober
Divergent Venture Partners
Director since: 1997

Dr. Daniel C. Stanzione
President Emeritus, Bell Laboratories and former Chief Operating Officer, Lucent Technologies
Director since: 2004

Robert D. Shurtleff, Jr.
S.L. Partners, a strategic consulting group
Director since: 1997
Retired from Board effective October 2004

Executive Management Team

Gregory A. Peters
President and Chief Executive Officer

David Buckel
Vice President and Chief Financial Officer

David L. Abrahamson
Vice President, Sales and Chief Marketing Officer

Ali Marashi
Vice President and Chief Technology Officer

Eric Suddith
Vice President, Operations

Eric Klinker
Vice President, Engineering

Marla Eichmann
Vice President, Cross Functional Operations

Michael Higgins
Vice President, Financial Planning and Analysis

Allen K. Tothill
Vice President, Carrier Alliances

David King
Senior Director, Human Resources

Designed and produced by Corporate Reports Inc./Atlanta www.corporatereport.com

INTERNAP®

CORPORATE HEADQUARTERS
250 WILLIAMS STREET
ATLANTA, GA 30303
404-302-9700
www.internap.com

AMEX: IIP